Filed Pursuant to Rule 424(b)(3)
Registration No. 333-250905

Prospectus Supplement No. 6
(to Prospectus dated November 27, 2020)

ZoomInfo Technologies Inc.
Class A Common Stock
Issuable Upon Exchange or Settlement of
Outstanding Equity Interests From Time to Time
________________________________________

This Prospectus Supplement No. 6, dated March 16, 2021 (this “Supplement”), is being filed to update, modify, amend and supplement the information previously included in our prospectus, dated November 27, 2020 (the “Prospectus”), with the information contained in the sections titled “Proposal No. 1―Election of Directors―Nominees for Election to the Board of Directors in 2021,” “Proposal No. 1―Election of Directors―Continuing Members of the Board of Directors,” “The Board of Directors and Certain Governance Matters—Director Independence and Independence Determinations,” “The Board of Directors and Certain Governance Matters—Controlled Company Exception,” “The Board of Directors and Certain Governance Matters—Board Committees and Meetings,” “The Board of Directors and Certain Governance Matters—Executive Officers of the Company,” “Proposal No. 2—Ratification of Independent Registered Public Accounting Firm—Audit and Non-Audit Fees,” “Proposal No. 2—Ratification of Independent Registered Public Accounting Firm—Pre-Approval Policy for Services of Independent Registered Public Accounting Firm,” “Executive and Director Compensation,” “Compensation Committee Interlocks and Insider Participation,” “Equity Compensation Plan Information,” “Ownership of Securities,” “Delinquent Section 16(a) Reports,” and “Transactions with Related Persons” in the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) by ZoomInfo Technologies Inc. (the “Company”) on March 16, 2021 (the “Statement”). Any document, exhibit or information contained in the Statement that has been deemed furnished and not filed in accordance with SEC rules shall not be included in this Supplement. We have attached the Statement to this Supplement. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.
________________________________________

Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on 29 of the Prospectus dated November 27, 2020, as well as the section entitled “Risk Factors” included in the Annual Report on Form 10-K attached to the Prospectus Supplement No. 5, dated February 26, 2021.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is March 16, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No.        )

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☒	Definitive Proxy Statement

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☐	Soliciting Material Pursuant to §240.14a-12
ZOOMINFO TECHNOLOGIES INC.
(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)
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March 16, 2021
Dear Stockholder:
Please join us for ZoomInfo Technologies Inc.’s Annual Meeting of Stockholders on Tuesday, April 27, 2021, at 10:00 a.m., Pacific Time. Due to the public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our stockholders and employees, the Annual Meeting will be held in a virtual meeting format only and will be conducted via live audio webcast. You will be able to attend the Annual Meeting online, vote your shares electronically and submit your questions during the Annual Meeting via a live audio webcast by visiting www.virtualshareholdermeeting.com/ZI2021.
Attached to this letter are a Notice of Annual Meeting of Stockholders and Proxy Statement, which describe the business to be conducted at the meeting. This Proxy Statement and the enclosed proxy card and annual report are first being sent to stockholders on or about March 16, 2021. We urge you to read the accompanying materials regarding the matters to be voted on at the meeting and to submit your voting instructions by proxy.
Whether or not you plan to attend the meeting, your vote is important to us. You may vote your shares by proxy on the Internet, by telephone or by completing, signing and promptly returning a proxy card, or you may vote via the Internet at the Annual Meeting. We encourage you to vote by Internet, by telephone or by proxy card in advance even if you plan to attend the Annual Meeting. By doing so, you will ensure that your shares are represented and voted at the Annual Meeting.
Thank you for your continued support of ZoomInfo Technologies Inc.

Sincerely,

Henry Schuck
Chief Executive Officer and Chairman of the Board of Directors

ZOOMINFO TECHNOLOGIES INC.
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TIME	10:00 a.m., Pacific Time, on Tuesday, April 27, 2021

VIRTUAL LOCATION	You can attend the Annual Meeting online, vote your shares electronically and submit your questions during the Annual Meeting, by visiting www.virtualshareholdermeeting.com/ZI2021. You will need to have your 16-Digit Control Number included on your proxy card or the instructions that accompanied your proxy materials in order to join the Annual Meeting.

ITEMS OF BUSINESS	1. To elect the director nominees listed in the Proxy Statement.

2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2021.

3. To consider such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

RECORD DATE	You may vote at the Annual Meeting if you were a stockholder of record at the close of business on March 5, 2021.

VOTING BY PROXY	To ensure your shares are voted, you may vote your shares over the Internet, by telephone or by completing, signing and mailing the enclosed proxy card. Voting procedures are described on the following page and on the proxy card.

By Order of the Board of Directors,

Anthony Stark
Secretary and General Counsel March 16, 2021
Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on Tuesday, April 27, 2021: This Proxy Statement and our Annual Report are available free of charge at www.proxyvote.com. A list of the stockholders of record at the close of business on March 5, 2021 will also be available electronically during the Annual Meeting at www.virtualshareholdermeeting.com/ZI2021.

PROXY VOTING METHODS
If at the close of business on March 5, 2021, you were a stockholder of record you may vote your shares over the Internet at the Annual Meeting. If you were a stockholder of record, you may vote your shares in advance over the Internet, by telephone or by mail. You may also revoke your proxies at the times and in the manners described in the General Information section of this Proxy Statement. For shares held through a broker, bank or other nominee, you may submit voting instructions to your broker, bank or other nominee. Please refer to information from your broker, bank or other nominee on how to submit voting instructions.
If you are a stockholder of record, your Internet, telephone or mail vote must be received by 8:59 p.m., Pacific Time, on April 26, 2021 to be counted. If you hold shares through a broker, bank or other nominee, please refer to information from your broker, bank or nominee for voting instructions.
To vote by proxy if you are a stockholder of record:
BY INTERNET

•	Go to the website www.proxyvote.com and follow the instructions, 24 hours a day, seven days a week.

•	You will need the 16-digit number included on your proxy card to obtain your records and to create an electronic voting instruction form.
BY TELEPHONE

•	From a touch-tone telephone, dial 1-800-690-6903 and follow the recorded instructions, 24 hours a day, seven days a week.

•	You will need the 16-digit number included on your proxy card in order to vote by telephone.
BY MAIL

•	Mark your selections on the proxy card.

•	Date and sign your name exactly as it appears on your proxy card.

•	Mail the proxy card in the enclosed postage-paid envelope provided to you.
YOUR VOTE IS IMPORTANT TO US. THANK YOU FOR VOTING.

i

ZOOMINFO TECHNOLOGIES INC.
805 Broadway Street, Suite 900
Vancouver, Washington 98660
Telephone: (800) 914-1220
PROXY STATEMENT
Annual Meeting of Stockholders
April 27, 2021
GENERAL INFORMATION
Why am I being provided with these materials?
This proxy statement and the enclosed proxy card and annual report are first being sent to stockholders on or about March 16, 2021. We have delivered these proxy materials to you in connection with the solicitation by the Board of Directors (the “Board” or “Board of Directors”) of ZoomInfo Technologies Inc. (“we,” “our,” “us” and the “Company”) of proxies to be voted at our Annual Meeting of Stockholders to be held on April 27, 2021 (the “Annual Meeting”), and at any postponements or adjournments of the Annual Meeting. You are invited to attend the Annual Meeting and vote your shares via the Internet or to vote your shares in advance by proxy via the Internet, by telephone or by mail.
What am I voting on?
There are two proposals scheduled to be voted on at the Annual Meeting:

•	Proposal No. 1: Election of the director nominees listed in this Proxy Statement.

•	Proposal No. 2: Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2021.

Who is entitled to vote?
Stockholders as of the close of business on March 5, 2021 (the “Record Date”) may vote at the Annual Meeting or any postponement or adjournment thereof. As of that date, there were 101,554,566 shares of our Class A common stock, 207,393,591 shares of our Class B common stock and 82,253,336 shares of our Class C common stock outstanding. Holders of our Class A common stock have one vote for each share of Class A common stock held by you as of the Record Date and holders of our Class B common stock and Class C common stock have ten votes for each share of Class B or Class C common stock, as applicable, held by you as of the Record Date, in each case including shares:

•	Held directly in your name as “stockholder of record” (also referred to as “registered stockholder”); and

•	Held for you in an account with a broker, bank or other nominee (shares held in “street name”)—Street name holders generally cannot vote their shares directly and instead must instruct the brokerage firm, bank or nominee how to vote their shares.

 What constitutes a quorum?
The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter constitutes a quorum. Abstentions and shares represented by “broker non-votes” that are present and entitled to vote at the Annual Meeting are counted for purposes of determining a quorum.
What is a “broker non-vote”?
A broker non-vote occurs when shares held through a broker are not voted with respect to a proposal because (1) the broker has not received voting instructions from the stockholder who beneficially owns the shares and (2) the broker lacks the authority to vote the shares at its discretion. Proposal No. 1 is considered a non-routine matter, and a broker will lack the authority to vote uninstructed shares at their discretion on such proposal. Proposal No. 2 is considered a discretionary matter, and a broker will be permitted to exercise its discretion to vote uninstructed shares on this proposal.
How many votes are required to approve each proposal?
For Proposal No. 1, under our Amended and Restated Bylaws (the “Bylaws”), directors are elected by a plurality vote, which means that the director nominees with the greatest number of votes cast, even if less than a majority, will be elected. There is no cumulative voting.
For Proposal No. 2, under our Bylaws, approval of the proposal requires a majority of the voting power of the shares of stock present in person or represented by proxy and entitled to vote on the proposal.
It is important to note that the proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2021 (Proposal No. 2) is non-binding and advisory. While the ratification of KPMG LLP as our independent registered public accounting firm is not required by our Bylaws or otherwise, if our stockholders fail to ratify the selection, we will consider it notice to the Board and the Audit Committee to consider the selection of a different firm.
How are votes counted?
With respect to the election of directors (Proposal No. 1), you may vote “FOR” or “WITHHOLD” with respect to each nominee. Votes that are “withheld” will not count as a vote “FOR” or “AGAINST” a director because directors are elected by plurality voting. Broker non-votes will have no effect on the outcome of Proposal No. 1.
With respect to the ratification of our independent registered public accounting firm (Proposal No. 2), you may vote “FOR,” “AGAINST” or “ABSTAIN.” Abstentions will be counted as a vote “AGAINST” Proposal No. 2.
If you sign and submit your proxy card without voting instructions, your shares will be voted in accordance with the recommendation of the Board with respect to the Proposals and in accordance with the discretion of the holders of the proxy with respect to any other matters that may be voted upon.
How does the Board recommend that I vote?
Our Board recommends that you vote your shares:

•	“FOR” each of the director nominees set forth in this Proxy Statement.

•	“FOR” the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2021.

Who will count the vote?
Representatives of Broadridge Financial Solutions, Inc. or its designee will tabulate the votes and act as inspectors of election.
How do I vote my shares without attending the Annual Meeting?
If you are a stockholder of record, you may vote by authorizing a proxy to vote on your behalf at the Annual Meeting. Specifically, you may authorize a proxy:

•
By Internet—If you have Internet access, you may submit your proxy by going to www.proxyvote.com and by following the instructions on how to complete an electronic proxy card. You will need the 16-digit number included on your proxy card in order to vote by Internet.

•
By Telephone—If you have access to a touch-tone telephone, you may submit your proxy by dialing 1-800-690-6903 and by following the recorded instructions. You will need the 16-digit number included on your proxy card in order to vote by telephone.

•
By Mail—You may vote by mail by signing and dating the enclosed proxy card where indicated and by mailing or otherwise returning the card in the postage-paid envelope provided to you. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

Internet and telephone voting facilities will close at 8:59 p.m., Pacific Time, on April 26, 2021, for the voting of shares held by stockholders of record as of the Record Date. Proxy cards with respect to shares held of record must be received no later than April 26, 2021.
If you hold your shares in street name, you may submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your bank, broker or other nominee on how to submit voting instructions.
How do I attend and vote my shares at the Virtual Annual Meeting?
This year’s Annual Meeting will be a completely “virtual” meeting of stockholders. You may attend the Annual Meeting via the Internet. Any stockholder can attend the Annual Meeting live online at www.virtualshareholdermeeting.com/ZI2021. If you virtually attend the Annual Meeting you can vote your shares electronically, and submit your questions during the Annual Meeting, by visiting www.virtualshareholdermeeting.com/ZI2021. A summary of the information you need to attend the Annual Meeting and vote via the Internet is provided below:

•	instructions on how to attend and participate via the internet, including how to demonstrate proof of stock ownership, are posted at www.virtualshareholdermeeting.com/ZI2021;

•	assistance with questions regarding how to attend and participate via the internet will be provided at www.virtualshareholdermeeting.com/ZI2021 on the day of the Annual Meeting;

•	stockholders may vote and submit questions while attending the Annual Meeting via the internet; and

•	you will need the 16-digit number that is included in your proxy card or the instructions that accompanied your proxy materials in order to enter the Annual Meeting and to vote during the Annual Meeting.

Will I be able to participate in the online Annual Meeting on the same basis I would be able to participate in a live annual meeting?
In light of the public health concerns due to the COVID-19 pandemic and to support the health and well-being of our stockholders and employees, the Annual Meeting will be held in a virtual meeting format only and will be conducted via live audio webcast. The online meeting format for the Annual Meeting will enable full and equal participation by all our stockholders from any place in the world at little to no cost.
We designed the format of the online Annual Meeting to ensure that our stockholders who attend our Annual Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting and to enhance stockholder access, participation and communication through online tools. We plan to take the following steps to provide for such an experience:

•	providing stockholders with the ability to submit appropriate questions up to 15 minutes in advance of the meeting;

•	providing stockholders with the ability to submit appropriate questions real-time via the meeting website, limiting questions to one per stockholder unless time otherwise permits; and

•	answering as many questions submitted in accordance with the meeting rules of conduct as appropriate in the time allotted for the meeting.
What does it mean if I receive more than one proxy card on or about the same time?
It generally means you hold shares registered in more than one account. To ensure that all your shares are voted, please sign and return each proxy card or, if you vote by Internet or telephone, vote once for each proxy card you receive.
May I change my vote or revoke my proxy?
Yes. Whether you have voted by Internet, telephone or mail, if you are a stockholder of record, you may change your vote and revoke your proxy by:

•	sending a written statement to that effect to our Secretary, provided such statement is received no later than April 26, 2021;

•	voting by Internet or telephone at a later time than your previous vote and before the closing of those voting facilities at 8:59 p.m., Pacific Time, on April 26, 2021;

•	submitting a properly signed proxy card, which has a later date than your previous vote, and that is received no later than April 26, 2021; or

•	attending the Annual Meeting and voting in person.
If you hold shares in street name, please refer to information from your bank, broker or other nominee on how to revoke or submit new voting instructions.
Could other matters be decided at the Annual Meeting?
As of the date of this Proxy Statement, we do not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the Annual Meeting for consideration and you are a stockholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.
Who will pay for the cost of this proxy solicitation?
We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees of the Company (for no additional compensation) in person or by telephone, electronic transmission and facsimile transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses.

PROPOSAL NO. 1—ELECTION OF DIRECTORS
Our Amended and Restated Certificate of Incorporation provides for a classified Board of Directors divided into three classes. Mitesh Dhruv, Keith Enright and Henry Schuck constitute a class with a term that expires at the Annual Meeting of Stockholders in 2021 (the “Class I Directors”); Mark Mader, Patrick McCarter and Jason Mironov constitute a class with a term that expires at the Annual Meeting of Stockholders in 2022 (the “Class II Directors”); and Todd Crockett, Ashley Evans and D. Randall Winn constitute a class with a term that expires at the Annual Meeting of Stockholders in 2023 (the “Class III Directors”).
Upon the recommendation of the Nominating and Corporate Governance Committee, the full Board of Directors has considered and nominated the following slate of nominees to serve as Class I Directors for a three-year term expiring in 2024: Mitesh Dhruv, Keith Enright and Henry Schuck. Action will be taken at the Annual Meeting for the election of these three Class I Director nominees.
Unless otherwise instructed, the persons named in the form of proxy card (the “proxyholders”) included with this Proxy Statement intend to vote the proxies held by them “FOR” the election of the director nominees. All of the nominees have indicated that they will be willing and able to serve as directors. If any of these nominees ceases to be a candidate for election by the time of the Annual Meeting (a contingency which the Board does not expect to occur), such proxies may be voted by the proxyholders in accordance with the recommendation of the Board.
Nominees for Election to the Board of Directors in 2021
The following information describes the offices held, other business directorships and the term of service of each director nominee, as well as the experiences, qualifications, attributes or skills that caused the Nominating and Corporate Governance Committee and the Board to determine that the director nominee should serve as a director. Beneficial ownership of equity securities of the director nominees is shown under “Ownership of Securities” below.

Class I – Nominees for term expiring in 2024
Name	Age	Principal occupation and other information
Mitesh Dhruv	43
Mr. Dhruv has served as a member of the board of directors of ZoomInfo Technologies Inc. since February 2020 and served as a member of the Board of Managers of ZoomInfo Holdings LLC from February 2020 to June 2020. Mr. Dhruv currently serves as Chief Financial Officer of RingCentral, Inc., a cloud-based communications and collaboration solutions provider. Prior to joining RingCentral, Inc. in 2012, Mr. Dhruv worked at Bank of America Merrill Lynch as an equity research analyst and at PricewaterhouseCoopers. Mr. Dhruv is a CPA, Chartered Accountant, and CFA® charterholder, and holds an undergraduate degree in accounting from the University of Mumbai, India.

Nomination considerations: Mr. Dhruv’s extensive financial and accounting experience, including as the Chief Financial Officer of RingCentral and his accounting and financial certifications, his knowledge and experience in our industry and with SaaS companies, and his experience in management of a public company.

Keith Enright	46
Mr. Enright has served as a member of the board of directors of ZoomInfo Technologies Inc. since March 2020 and served as a member of the Board of Managers of ZoomInfo Holdings LLC from March 2020 to June 2020. Mr. Enright currently serves as the Chief Privacy Officer of Google LLC, a multinational technology company that specializes in Internet-related services and products, which include online advertising technologies, a search engine, cloud computing, software, and hardware. Prior to joining Google in 2011, Mr. Enright was the Chief Privacy Officer and Vice President, Privacy of Macy’s Inc. Mr. Enright holds a Bachelor of Arts Degree from the University of Massachusetts at Amherst and a Juris Doctor degree from The George Washington University Law School.

Nomination considerations: Mr. Enright’s extensive experience with data privacy, including as Chief Privacy Officer for Google LLC, and his significant core business skills.

Henry Schuck	37
Mr. Schuck has served as Chief Executive Officer, Chairman of the Board and a director of ZoomInfo Technologies Inc. since its formation in November 2019 and served as Chief Executive Officer and a director of ZoomInfo Holdings LLC (formerly known as DiscoverOrg Holdings, LLC) since founding it in 2007. Prior to founding ZoomInfo Holdings LLC, Mr. Schuck was VP of Research & Marketing at iProfile, a sales intelligence firm focused on the IT market. Mr. Schuck is a cum laude graduate of the University of Nevada, Las Vegas with a B.S. in Business Administration and a B.S. in Hospitality Management and holds a J.D., cum laude, from The Ohio State University Moritz College of Law.

Nomination considerations: Mr. Schuck’s perspective and the experience he brings as our co-founder and CEO.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION OF
EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

Continuing Members of the Board of Directors
The following information describes the offices held, other business directorships, the class and term of each director whose term continues beyond the Annual Meeting and who is not subject to election this year, as well as the experiences, qualifications, attributes or skills that caused the Board to determine that the director should serve as a director. Beneficial ownership of equity securities for these directors is also shown under “Ownership of Securities” below.

Class II – Directors whose term expires in 2022
Name	Age	Principal occupation and other information
Mark Mader	50
Mr. Mader has served as a member of the board of directors of ZoomInfo Technologies Inc. since February 2020 and served as a member of the Board of Managers of ZoomInfo Holdings LLC from February 2020 to June 2020. Mr. Mader currently serves as President, Chief Executive Officer and director of Smartsheet Inc., a SaaS collaboration and work management provider. Prior to joining Smartsheet Inc. in 2006, Mr. Mader served in various leadership positions from 1995 to 2005 at Onyx Software Corporation, a customer relationship management software company acquired by M2M Holdings, including as Senior Vice President of Global Services. From 1993 to 1995, Mr. Mader was a senior associate at Greenwich Associates, a financial consulting firm. Mr. Mader holds a B.A. in Geography from Dartmouth College.

Nomination considerations: Mr. Mader’s extensive knowledge and experience in our industry and with SaaS companies, and his experience leading a public company as President, Chief Executive Officer and director of Smartsheet.

Patrick McCarter	45
Mr. McCarter has served as a member of the board of directors of ZoomInfo Technologies Inc. since February 2020 and served as a member of the Board of Managers of ZoomInfo Holdings LLC from 2018 to June 2020. Mr. McCarter currently serves as a Managing Director and the head of the Global Technology, Media and Telecommunications group for The Carlyle Group, a private equity firm and an affiliate of the Company, which he joined in 2001. Mr. McCarter serves as a director of CommScope Holding Company, Inc. In addition, Mr. McCarter currently serves on the board of several private companies, including HireVue, Inc., Veritas Technologies Corporation, and Ampere Computing. Mr. McCarter holds a B.S. in Industrial Engineering and Economics from Northwestern University and an MBA from Harvard Business School.

Nomination considerations: Mr. McCarter’s extensive core business skills, including financial and strategic planning, and many years of management experience at portfolio companies through his involvement with Carlyle.

Jason Mironov	37
Mr. Mironov has served as a member of the board of directors of ZoomInfo Technologies Inc. since February 2020 and served as a member of the Board of Managers of ZoomInfo Holdings LLC from 2014 to June 2020. Mr. Mironov currently serves as a Managing Director at TA Associates, a private equity firm and an affiliate of the Company, which he joined in 2012. In addition, Mr. Mironov currently serves on the boards of several private companies, including Procare Software, LLC, and Conservice. Mr. Mironov holds a B.B.A. from the University of Michigan Ross School of Business and a MBA from Harvard Business School.

Nomination considerations: Mr. Mironov’s extensive core business skills, including financial and strategic planning, and his extensive management experience with financial services and technology companies, including his involvement with TA Associates.

Class III – Directors whose term expires in 2023
Name	Age	Principal occupation and other information
Todd Crockett	51
Mr. Crockett has served as a member of the board of directors of ZoomInfo Technologies Inc. since February 2020 and served as a member of the Board of Managers of ZoomInfo Holdings LLC from 2014 to June 2020. Mr. Crockett currently serves as a Managing Director of TA Associates, a private equity firm and an affiliate of the Company, which he joined in 1994, and is a member of TA Associates’ Management Committee and Core Investment Committee. Mr. Crockett also currently serves on the boards of several private companies, including MAO Corporation, Orion Adviser Solutions, Procare Software, LLC, Russell Investments, and Wealth Enhancement Group. Mr. Crockett holds a B.A. from Princeton University and a MBA from Harvard Business School.

Nomination considerations: Mr. Crockett’s extensive core business and leadership skills, including financial and strategic planning, and his significant management experience, including his involvement with TA Associates.

Ashley Evans	41
Ms. Evans has served as a member of the board of directors of ZoomInfo Technologies Inc. since February 2020 and served as a member of the Board of Managers of ZoomInfo Holdings LLC from 2018 to June 2020. Ms. Evans is a Managing Director in the Technology, Media and Telecom group of The Carlyle Group, a private equity firm and an affiliate of the Company, which she joined in 2006. Ms. Evans also currently serves on the board of private companies, including HireVue, Inc., Jagex, TriNetX and Veritas Technologies Corporation. Ms. Evans holds an A.B. from Harvard College, a M.Phil from the University of Cambridge, and a MBA from Stanford University.

Nomination considerations: Ms. Evans’ significant core business skills, including financial and strategic planning, and her extensive management experience, including her involvement with Carlyle.

D. Randall Winn	51
Mr. Winn has served as a member of the board of directors of ZoomInfo Technologies Inc. since February 2020 and served as a member of the Board of Managers of ZoomInfo Holdings LLC from 2014 to June 2020. Mr. Winn currently serves as a Managing Member of 22C Capital, a principal investment firm and an affiliate of the Company, which he founded in 2017 and also serves as Managing Member of FiveW Capital LLC. In addition to serving on our board, Mr. Winn currently serves on the boards of private companies, including Definitive Healthcare and Canoe Software. Mr. Winn previously was the non-executive chairman of Dealogic and served on the boards of private companies such as Viteos Fund Services, Merit Software, and eMarketer. Prior to founding 22C Capital, Mr. Winn was a co-founder of, and Co-Managing Partner and ultimately Executive Managing Director/CEO of, Capital IQ from 1999 to 2011. Mr. Winn holds an A.B. from the Woodrow Wilson School of Public and International Affairs at Princeton University.

Nomination considerations: Mr. Winn’s deep knowledge of our industry, extensive financial and business skills, including strategic planning, and his significant management and leadership experience, including with CapitalIQ.

THE BOARD OF DIRECTORS AND CERTAIN GOVERNANCE MATTERS
Our Board of Directors manages or directs our business and affairs, as provided by Delaware law, and conducts its business through meetings of the Board of Directors and four standing committees: the Audit Committee; the Compensation Committee; the Nominating and Corporate Governance Committee; and the Privacy, Security, and Technology Committee.
Our Board evaluates the Company’s corporate governance policies on an ongoing basis with a view towards maintaining the best corporate governance practices in the context of the Company’s current business environment and aligning our governance practices closely with the interests of our stockholders. Our Board and management value the perspective of our stockholders and encourage stockholders to communicate with the Board as described under “―Communications with the Board” below.
The stockholders agreement described under “Transactions with Related Persons—Stockholders Agreement” provides that certain affiliates of investment funds associated with TA Associates (“TA Associates”), investment funds associated with Carlyle (“Carlyle”), and Henry Schuck, our Chief Executive Officer, and Kirk Brown (our “Founders”) have the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. Ms. Evans and Mr. McCarter are director nominees of Carlyle, Messrs. Crockett and Mironov are director nominees of TA Associates, and Mr. Schuck is a director nominee of the Founders, in each case pursuant to the stockholders agreement entered into among us and certain affiliates of TA Associates, Carlyle, and our Founders in connection with our initial public offering (the “IPO”). The stockholders agreement provides that the authorized number of directors will not increase above nine (or seven or eight in the event one or both of TA Associates and Carlyle loses its right to designate one director) without the consent of TA Associates or Carlyle so long as TA Associates or Carlyle, as applicable, has the right to designate at least one director pursuant to the stockholders agreement. In the event the number of individuals that TA Associates or Carlyle has the right to designate is decreased to one for such stockholder because of the decrease in its combined voting power, the total authorized number of directors shall be accordingly decreased upon the resignation of the applicable designee.
Director Independence and Independence Determinations
Under our Corporate Governance Guidelines and Nasdaq rules, a director is not independent unless our Board of Directors affirmatively determines that he or she does not have a have a relationship which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Our Corporate Governance Guidelines define independence in accordance with the independence definition in the current Nasdaq corporate governance standards for listed companies. Our Corporate Governance Guidelines require our Board of Directors to review the independence of all directors at least annually, subject to a determination by us to rely on the exemption available to controlled companies and the applicable transition period under the applicable Nasdaq rules.
In the event a director has a relationship with the Company that is relevant to his or her independence and is not addressed by the objective tests set forth in the Nasdaq independence definition, our Board of Directors will determine, considering all relevant facts and circumstances, whether such relationship is material.
Our Board of Directors has affirmatively determined that each of Ms. Evans and Messrs. Crockett, Dhruv, Enright, Mader, Mironov, McCarter and Winn is independent under the guidelines for director independence set forth in the Corporate Governance Guidelines and under all applicable Nasdaq guidelines, including with respect to committee membership. Our Board also has determined that each of Messrs. Dhruv, Mader and Winn is “independent” for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that each of Messrs. Crockett, McCarter and Winn is “independent” for purposes of Section 10C(a)(3) of the Exchange Act. In making its independence determinations, our Board of Directors considered and reviewed all information known to it (including information identified through annual directors’ questionnaires).

Director Nomination Process
The Nominating and Corporate Governance Committee weighs the characteristics, experience, independence and skills of potential candidates for election to the Board and recommends nominees for director to the Board for election. In considering candidates for the Board, the Nominating and Corporate Governance Committee also assesses the size, composition and combined expertise of the Board. As the application of these factors involves the exercise of judgment, the Nominating and Corporate Governance Committee does not have a standard set of fixed qualifications that is applicable to all director candidates, although the Nominating and Corporate Governance Committee does at a minimum assess each candidate’s strength of character, judgment, familiarity with the Company’s business and industry, independence of thought and his or her ability to work collegially with the other members of the Board. In addition, although the Board considers diversity of viewpoints, background and experiences, the Board does not have a formal diversity policy. In identifying prospective director candidates, the Nominating and Corporate Governance Committee may seek referrals from other members of the Board, management, stockholders and other sources, including third party recommendations. The Nominating and Corporate Governance Committee also may, but need not, retain a search firm in order to assist it in identifying candidates to serve as directors of the Company. The Nominating and Corporate Governance Committee utilizes the same criteria for evaluating candidates regardless of the source of the referral. When considering director candidates, the Nominating and Corporate Governance Committee seeks individuals with backgrounds and qualities that, when combined with those of our incumbent directors, provide a blend of skills and experience to further enhance the Board’s effectiveness.
In recommending that, or determining whether, members of the Board should stand for re-election, the Nominating and Corporate Governance Committee also may assess the contributions of incumbent directors in the context of the Board evaluation process and other perceived needs of the Board.
In addition to the process described above, the Nominating and Corporate Governance Committee also nominates a number of individuals designated by TA Associates, Carlyle, and our Founders as required under the provisions of the stockholders agreement described under “Transactions With Related Persons—Stockholders Agreement.” Ms. Evans and Mr. McCarter are director nominees of Carlyle, Messrs. Crockett and Mironov are director nominees of TA Associates, and Mr. Schuck is a director nominee of the Founders pursuant to the stockholders agreement.
When considering whether the nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focused primarily on the information discussed in each board member’s biographical information set forth above. This process resulted in the Board’s nomination of the incumbent directors named in this Proxy Statement and proposed for election by you at the upcoming Annual Meeting.
We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
As discussed above, the Nominating and Corporate Governance Committee and the Board include diversity of “viewpoints, background and experience” as part of several criteria that they consider in connection with selecting candidates for the Board. While neither the Board nor the Nominating and Corporate Governance Committee has a formal diversity policy, one of many factors that the Board and the Nominating and Corporate Governance Committee carefully consider is the importance to the Company of ethnic and gender diversity in board composition. Of the nine current members of our Board, two are diverse, including one who is female and one who is ethnically diverse. Moreover, an ethnically diverse director and a female director each holds a Board leadership role.
The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. Any recommendation submitted to the Secretary of the Company should be in writing and should include any supporting material the stockholder considers appropriate in support of that recommendation, but must include all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Section 14(a) of the Exchange

Act, and the rules and regulations promulgated thereunder, including such person’s written consent to being named in the Company’s proxy statement as a nominee of the stockholder and to serving as a director if elected. Stockholders wishing to propose a candidate for consideration may do so by submitting the above information to the attention of the Secretary, ZoomInfo Technologies Inc., at 805 Broadway Street, Suite 900, Vancouver, Washington 98660. All recommendations for nomination received by the Secretary that satisfy our Bylaw requirements relating to director nominations will be presented to the Nominating and Corporate Governance Committee for its consideration. Stockholders also must satisfy the notification, timeliness, consent and information requirements set forth in our Bylaws. These requirements are also described under “Stockholder Proposals for the 2022 Annual Meeting.”
Controlled Company Exception
As of March 5, 2021, the parties to our stockholders agreement, described in “Certain Relationships and Related Person Transactions—Stockholders Agreement,” beneficially owned approximately 87.1% of the combined voting power of our Class A, Class B, and Class C common stock. As a result, we are a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or other company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that consists entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. We have utilized and may continue to utilize these exemptions from time to time in the future. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the Nasdaq, we will be required to comply with these provisions within the applicable transition periods.
Board Structure
Our Board of Directors is led by Mr. Schuck, our Chairman of the Board and Chief Executive Officer. The Board maintains the flexibility to determine whether the roles of Chairman and Chief Executive Officer should be combined or separated, based on what it believes is in the best interests of the Company at a given point in time. The Board believes that this flexibility is in the best interest of the Company and that a one-size-fits-all approach to corporate governance, with a mandated independent Chairman, would not result in better governance or oversight. By combining the role of Chairman and Chief Executive Officer in Mr. Schuck, one of our Founders, we have ensured that the Chairman of the Board has a unique understanding of our Company as well as ongoing executive responsibility for the Company. In the Board’s view, this enables the Board to better understand the Company and work with management to enhance stockholder value. In addition, the Board believes that this structure enables it to better fulfill its risk oversight responsibilities and enhances the ability of the Chief Executive Officer to effectively communicate the Board’s view to management.
Our Corporate Governance Guidelines provide that whenever the Chairman of our Board is also the Chief Executive Officer or is a director who does not otherwise qualify as an “independent director,” the independent directors may, but are not obligated to, elect from among themselves a Lead Director. The independent directors have not elected a Lead Director at this time.
Executive Sessions
Executive sessions, which are meetings of the non-management members of the Board, are regularly scheduled throughout the year. In addition, at least once a year, the independent directors meet in a private session that excludes management and any non-independent directors.

Communications with the Board
As described in our Corporate Governance Guidelines, stockholders and other interested parties who wish to communicate with a member or members of our Board of Directors, including each of the committees of the Board, or with the non-management or independent directors as a group, may do so by addressing such communications or concerns to the General Counsel of the Company, at 805 Broadway Street, Suite 900, Vancouver, Washington 98660, who will forward such communication to the appropriate party.
Board Committees and Meetings
The following table summarizes the current membership of each of the Board’s committees and the number of meetings held by each committee during the year ended December 31, 2020.

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Privacy, Security and Technology Committee
Todd Crockett		X	X
Mitesh Dhruv	Chair
Keith Enright				Chair
Ashley Evans			Chair	X
Mark Mader	X
Patrick McCarter		X
Jason Mironov				X
Henry Schuck				X
Randall Winn	X	Chair
Number of meetings held in 2020:	3	1	1	2
Directors are expected to attend annual meetings of stockholders. During the year ended December 31, 2020, the Board held four meetings. In 2020, all of our directors attended at least 75% of the meetings of the Board and committees during the time in which he or she served as a member of the Board or such committee.
Audit Committee
Our Audit Committee consists of Messrs. Dhruv, Mader and Winn, with Mr. Dhruv serving as chair. All members of the Audit Committee have been determined to be “independent,” consistent with our Audit Committee charter, Corporate Governance Guidelines and the Nasdaq listing standards applicable to boards of directors in general and audit committees in particular. Our Board of Directors also has determined that Mr. Dhruv qualifies as an audit committee financial expert as defined by applicable Securities and Exchange Commission (“SEC”) regulations.
The duties and responsibilities of the Audit Committee are set forth in its charter, which may be found at ir.zoominfo.com under Governance: Governance Highlights: Committee Charters: Audit Committee Charter, and include providing assistance to the Board with respect to its oversight of the following:

•	the quality and integrity of the Company’s financial statements, including oversight of the Company’s financial reporting processes and financial statement audits;

•	our compliance with legal and regulatory requirements applicable to financial statements and accounting and financial reporting processes;

•	the independent registered public accounting firm’s qualifications, performance and independence;

•	the performance of our internal audit function; and

•	risk assessment and management, particularly with respect to financial risk exposure.

The Audit Committee also prepares the report of the committee required by the rules and regulations of the SEC to be included in our annual proxy statement.
With respect to our reporting and disclosure matters, the responsibilities and duties of the Audit Committee include reviewing and discussing with management and the independent registered public accounting firm our annual audited financial statements and quarterly financial statements prior to inclusion in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q or other public filings in accordance with applicable rules and regulations of the SEC.
The charter of the Audit Committee permits the committee to delegate any or all of its authority to one or more subcommittees. In addition, the Audit Committee has the authority under its charter to engage independent counsel and other advisors as it deems necessary or advisable.
Compensation Committee
Our Compensation Committee consists of Messrs. Crockett, McCarter and Winn, with Mr. Winn serving as chair. All members of the Compensation Committee have been determined to be “independent” as defined by our Corporate Governance Guidelines and the Nasdaq listing standards applicable to boards of directors in general and compensation committees in particular.
The duties and responsibilities of the Compensation Committee are set forth in its charter, which may be found at ir.zoominfo.com under Governance: Governance Highlights: Committee Charters: Compensation Committee Charter, and include the following:

•	establishing and reviewing of the overall compensation philosophy of the Company;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving, or making recommendations to the board of directors with respect to, our CEO’s compensation level based on such evaluation;

•	reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives, and other benefits;

•	reviewing and recommending the compensation of our directors;

•	reviewing and making recommendations with respect to our equity compensation plans; and

•	monitoring our regulatory compliance with respect to compensation matters.
The charter of the Compensation Committee permits the committee to delegate any or all of its authority to one or more subcommittees and to delegate to one or more of our officers the authority to make awards to persons other than any Section 16 officer under our incentive compensation or other equity-based plan, subject to compliance with the plan and the laws of our state of incorporation. In addition, the Compensation Committee has the authority under its charter to retain outside consultants or advisors, as it deems necessary or advisable.
Since our IPO, our Compensation Committee has been responsible for making all executive compensation determinations. Mr. Schuck works closely with the Compensation Committee in managing the executive compensation program and attends some meetings of the Compensation Committee. He does not participate in the determination of his own compensation.
In 2020, the Compensation Committee retained Compensia, Inc. (“Compensia”) to advise the Compensation Committee with respect to executive officer compensation, including executive and non-employee director compensation programs, individual compensation levels, the peer companies used to assess compensation levels and marketplace trends in executive compensation. In addition, Compensia advised the Compensation Committee with respect to our post-IPO equity compensation program design, the design of our potential employee stock purchase plan, severance and change in control terms, and our company-wide equity strategy. Compensia does not provide any services to the Company other than advising on executive officer and non-employee director compensation. In February 2021, the Compensation Committee determined that Compensia is independent from management and that Compensia’s work has not raised any conflicts of interest.
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee consists of Mr. Crockett and Ms. Evans, with Ms. Evans serving as chair. All members of the Nominating and Corporate Governance Committee have been determined to be “independent” as defined by our Corporate Governance Guidelines and the Nasdaq listing standards applicable to boards of directors in general.
The duties and responsibilities of the Nominating and Corporate Governance Committee are set forth in its charter, which may be found at ir.zoominfo.com under Governance: Governance Highlights: Committee Charters: Nominating and Corporate Governance Committee Charter, and include providing assistance to the Board with respect to the following:

•	identifying individuals qualified to become directors, consistent with the criteria approved by the Board, from time to time, and selecting, or recommending that the Board select, the director nominees for the next annual meeting of stockholders or to fill vacancies or newly created directorships that may occur between such meetings;

•	developing and recommending to the Board a set of corporate governance principles applicable to the Company and assisting the Board in complying with them;

•	overseeing the evaluation of the Board and management;

•	recommending to the Board the members of the Board to serve on the various committees of the Board and evaluating the functions and performance of such committees; and

•	otherwise taking a leadership role in shaping the corporate governance of the Company.
The charter of the Nominating and Corporate Governance Committee permits the committee to delegate any or all of its authority to one or more subcommittees. In addition, the Nominating and Corporate Governance Committee has the authority under its charter to retain outside counsel or other experts as it deems necessary or advisable.
Privacy, Security and Technology Committee
Our Privacy, Security and Technology Committee consists of Ms. Evans and Messrs. Enright, Mironov and Schuck, with Mr. Enright serving as chair. The purpose and responsibilities of the Privacy, Security and Technology Committee are set forth in its charter, which may be found at ir.zoominfo.com under Governance: Governance Highlights: Committee Charters: Privacy, Security and Technology Committee Charter, and include reviewing and discussing with Company management the Company’s major risk exposures relating to privacy, cybersecurity, and technology, and the steps the Company takes to detect, monitor, and actively manage such exposures.
The charter of the Privacy, Security and Technology Committee permits the committee to delegate any or all of its authority to one or more subcommittees consisting of one or more independent members. In addition, the Privacy, Security and Technology Committee has the authority under its charter to retain external consultants and other advisors as it deems appropriate to support its work.
Committee Charters and Corporate Governance Guidelines
Our commitment to good corporate governance is reflected in our Corporate Governance Guidelines, which describe our Board’s views and policies on a wide range of governance topics. These Corporate Governance Guidelines are reviewed from time to time by our Nominating and Corporate Governance Committee and, to the extent deemed appropriate in light of emerging practices, revised accordingly, upon recommendation to and approval by our Board of Directors.
Our Corporate Governance Guidelines, Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Privacy, Security and Technology Committee charters, and other corporate governance information are available on our website at ir.zoominfo.com under Governance. Any stockholder also may request them in print, without charge, by contacting the Secretary of ZoomInfo Technologies Inc., at 805 Broadway Street, Suite 900, Vancouver, Washington 98660.
Code of Business Conduct and Ethics
We maintain a Code of Business Conduct and Ethics that is applicable to all of our directors, officers and employees, including our Chairman and Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and other senior officers. The Code of Business Conduct & Ethics sets forth our policies and expectations on a number of topics, including conflicts of interest, corporate opportunities, confidentiality, compliance with laws (including insider trading laws), use of our assets and business conduct and fair dealing. This Code of Business Conduct and Ethics also satisfies the requirements for a code of ethics, as defined by Item 406 of Regulation S-K promulgated by the SEC. The Code of Business Conduct and Ethics may be found on our website at ir.zoominfo.com under Governance: Governance Highlights: Governance Documents: Code of Business Conduct and Ethics.
We will disclose within four business days any substantive changes in or waivers of the Code of Business Conduct and Ethics granted to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website as set forth above rather than by filing a Form 8-K. In the case of a waiver for an executive officer or a director, the required disclosure also will be made available on our website within four business days of the date of such waiver.
Oversight of Risk Management
The Board has extensive involvement in the oversight of risk management related to us and our business. The Board accomplishes this oversight both directly and through its Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Privacy, Security and Technology Committee, each of which assists the Board in overseeing a part of our overall risk management and regularly reports to the Board. The Audit Committee represents the Board by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the oversight of administrative and financial controls, our compliance with legal and regulatory requirements and our policies with respect to risk assessment and risk management. Through its regular meetings with management, including the finance, legal and internal audit functions, the Audit Committee reviews and discusses significant areas of our business and related risks and summarizes for the Board areas of risk and any mitigating factors. The Privacy, Security and Technology Committee, represents the Board by periodically reviewing and discussing with Company management the Company’s major risk exposures relating to privacy, cybersecurity, and technology, and the steps the Company takes to detect, monitor, and actively manage such exposures. The Compensation Committee considers, and discusses with management, management’s assessment of certain risks, including whether any risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us. The Nominating and Corporate Governance Committee oversees and evaluates programs and risks associated with Board organization, membership and structure, succession planning and corporate governance. In addition, our Board receives periodic detailed operating performance reviews from management.
Hedging Policy
The Company’s Securities Trading Policy requires executive officers and directors to consult the Company’s General Counsel prior to engaging in transactions involving the Company’s securities. In order to protect the Company from exposure under insider trading laws, executive officers and directors are encouraged to enter into pre-programmed trading plans under Exchange Act Rule 10b5-1. The Company’s Securities Trading Policy

prohibits directors and employees (including officers) from trading in options, warrants, puts and calls or similar instruments on the Company’s securities or selling such securities short. In addition, directors and employees (including officers) are prohibited from engaging in any transactions (including variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company’s equity securities.
Executive Officers of the Company
Set forth below is certain information regarding each of our current executive officers other than Mr. Schuck, whose biographical information is presented under “Nominees for Election to the Board of Directors in 2021.”

Name	Age	Principal occupation and other information
Cameron Hyzer	46	Mr. Hyzer has served as Chief Financial Officer of ZoomInfo Holdings LLC since 2018 and as Chief Financial Officer of ZoomInfo Technologies Inc. since its formation in November 2019. Prior to joining ZoomInfo Holdings LLC, Mr. Hyzer served as the Chief Financial Officer and an Executive Managing Director of Eze Software Group LLC, a global provider of order management and investment technology to hedge funds and asset managers, from 2013 to 2018 through its sale to SS&C Technologies, Inc. Prior to that, Mr. Hyzer served as Managing Director, Controller and Treasurer of ConvergEx Group, a provider of global agency brokerage and investment technology, from 2007 to 2013 and Vice President of Finance at Eze Castle Software from 2005 to 2007. Earlier in his career, Mr. Hyzer served in executive and financial roles at other software and information companies, including Thomson Financial and Cramer Systems, and started his career in investment banking and private equity at Broadview International LLC and Broadview Capital Partners, LLC. Mr. Hyzer holds a B.S. in Economics from the University of Pennsylvania Wharton School and a B.S. in Electrical Engineering from the University of Pennsylvania School of Engineering and Applied Science. Mr. Hyzer is also a CFA® charterholder.
Chris Hays	50	Mr. Hays has served as our Chief Operating Officer since February 2021. Prior to that, he served as Chief Revenue Officer of ZoomInfo Holdings LLC since February 2019 and as Chief Revenue Officer of ZoomInfo Technologies Inc. since its formation in November 2019. From 2016 to 2019, Mr. Hays served as Senior Director of Sales & Marketing Operations, VP of Sales Operations and Chief Operating Officer of ZoomInfo Holdings LLC. Prior to joining ZoomInfo OpCo, Mr. Hays co-founded Inside Sales Team, a provider of sales software and lead management, in 2008 and served as Head of Revenue Operations from 2008 to 2015. Prior to founding Inside Sales Team, Mr. Hays served as Director of Services Revenue at Avaya, a company specializing in business communications and services, from 2000 to 2008 and as Enterprise Sales representative of Lucent from 1995 to 2000. Mr. Hays holds a B.A. from the State University of New York Albany.
Nir Keren	35	Mr. Keren has served as Chief Technology Officer of ZoomInfo Technologies Inc. since 2020, ZoomInfo Holdings LLC since 2019, and at Zoom Information Inc. since 2015. Prior to joining Zoom Information Inc., Mr. Keren founded and served as Chief Technology Officer of adSAP, a company specializing in algorithms for Ad Tech, from 2015 to 2016. Prior to founding adSAP, Mr. Keren founded and served as Chief Technology Officer of ONDiGO, a modern-day mobile CRM, from 2012 to 2015. Prior to founding ONDiGO, Mr. Keren was an embedded software engineer for Ceragon Networks in Tel Aviv from 2010 to 2012. Mr. Keren holds a B.Sc. in Electrical and Computer Engineering from Ben-Gurion University.

PROPOSAL NO. 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Audit Committee has appointed KPMG LLP to serve as our independent registered public accounting firm for 2021.
Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of KPMG LLP to our stockholders for ratification because we value our stockholders’ views on the Company’s independent registered public accounting firm. If our stockholders fail to ratify the selection, it will be considered as notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and our stockholders.
A representative of KPMG LLP is expected to attend the Annual Meeting. The representative will also have the opportunity to make a statement if he or she desires to do so, and the representative is expected to be available to respond to appropriate questions.
The shares represented by your proxy will be voted “FOR” the ratification of the selection of KPMG LLP unless you specify otherwise.
Audit and Non-Audit Fees
In connection with the audit of the 2020 financial statements, we entered into an agreement with KPMG LLP which sets forth the terms by which KPMG LLP will perform audit services for the Company.
The following table summarizes fees for professional services rendered by our independent registered public accounting firm, KPMG LLP for the audits of our annual consolidated financial statements for the years ended December 31, 2020 and 2019:

	2020	2019
Audit fees(1)	$1,129,944	$231,206
Audit-related fees(2)	$1,929,105	—
Tax fees(3)	$2,513,924	$133,065
All other fees	—	—
Total:	$5,572,973	$364,271

(1)	Includes the aggregate fees recognized in each of the last two fiscal years for professional services rendered for the audit of the Company’s annual financial statements, reviews of financial statements, comfort letters and other services related to SEC matters. The fees are for services that are normally provided in connection with statutory or regulatory filings or engagements.
(2)	Includes fees billed in 2020 for services performed that are related to the Company’s SEC filings (including costs relating to preparation of the Company’s registration statement filings) and other research and consultation services.
(3)	Includes the aggregate fees recognized in each of the last two fiscal years for professional services rendered for tax compliance, tax advice and tax planning.
All of the services shown in this table for 2020 were pre-approved by the Audit Committee. All of the services shown in this table for 2019 were pre-approved by the Audit Committee of the Board of Managers of ZoomInfo Holdings LLC. Each Audit Committee considered whether providing the non-audit services shown in this table was compatible with maintaining KPMG LLP’s independence and concluded that it was.

Pre-Approval Policy for Services of Independent Registered Public Accounting Firm
Consistent with SEC policies regarding auditor independence and the Audit Committee’s charter, the Audit Committee has responsibility for engaging, setting compensation for and reviewing the performance of the independent registered public accounting firm. In exercising this responsibility, the Audit Committee has established procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm and pre-approves all audit and permitted non-audit services provided by any independent registered public accounting firm prior to each engagement.
THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE RATIFICATION OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2021.

REPORT OF THE AUDIT COMMITTEE
The Audit Committee operates pursuant to a charter which is reviewed annually by the Audit Committee. Additionally, a brief description of the primary responsibilities of the Audit Committee is included in this Proxy Statement under “The Board of Directors and Certain Governance Matters—Board Committees and Meetings—Audit Committee.” Under the Audit Committee charter, our management is responsible for the preparation, presentation and integrity of our financial statements, the application of accounting and financial reporting principles and our internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing our financial statements and expressing an opinion as to their conformity with accounting principles generally accepted in the United States of America.
In the performance of its oversight function, the Audit Committee reviewed and discussed the audited financial statements of the Company with management and with the independent registered public accounting firm. The Audit Committee also discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) and the SEC. In addition, the Audit Committee received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and discussed with the independent registered public accounting firm their independence.
Based upon the review and discussions described in the preceding paragraph, the Audit Committee recommended to the Board that the audited financial statements of the Company be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC.
Submitted by the Audit Committee of the Company’s Board of Directors:
Mitesh Dhruv, Chair
Mark Mader
D. Randall Winn

EXECUTIVE AND DIRECTOR COMPENSATION
Emerging Growth Company Status
We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012. As a result, we are permitted to and rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included compensation information for only our principal executive officer and our two next most highly compensated executive officers serving at fiscal year-end and have not included a compensation discussion and analysis of our executive compensation programs or tabular compensation information other than the Summary Compensation Table and the Outstanding Equity Awards table. In addition, for so long as we are an emerging growth company, we will not be required to submit certain executive compensation matters to our stockholders for advisory votes, such as “say-on-pay” and “say-on-frequency” of say-on-pay votes.
We will remain an emerging growth company until the earliest to occur of: (i) December 31, 2025; (ii) the last day of the fiscal year during which our annual gross revenues are $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which we become a “large accelerated filer,” which means that we have been public for at least 12 months, have filed at least one annual report and the market value of our voting and non-voting common equity held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.
Executive Compensation
Summary Compensation Table
The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of our Chief Executive Officer, Henry Schuck; our Chief Operating Officer, Chris Hays; and our Chief Technology Officer, Nir Keren, whom we refer to as our “Named Executive Officers” or “NEOs”, for their service for the fiscal years indicated.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Henry Schuck Chief Executive Officer	2020	474,832	—	3,765,600	603,500	9,750	4,853,682
	2019	371,539	350,000	3,780,583	—	65,880	4,568,002
Chris Hays Chief Operating Officer	2020	366,923	—	1,766,190	1,000,000	9,175	3,142,288
	2019	362,901	112,500	3,958,003	1,000,000	1,973	5,435,377
Nir Keren Chief Technology Officer	2020	365,932	100,000	4,000,017	224,973	135,593	4,826,515
________________
(1)The amounts reported represent the named executive officer’s base salary earned during the fiscal year covered.
(2)The amount reported in this column for fiscal 2020 for Mr. Keren represents the portion of the retention bonus to which he was entitled under his offer letter that was earned as of February 1, 2020. For a description of the terms of Mr. Keren’s Offer Letter, see “—Narrative Disclosure to Summary Compensation Table—Employment Agreements and Offer Letter.”
(3)Represents the aggregate grant date fair value of stock awards granted, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“Topic 718”), without taking into account estimated forfeitures. The fiscal 2020 stock awards consist of grants of time-vesting Class P Units, LTIP Units and restricted stock units issued under the ZoomInfo Technologies Inc. 2020 Omnibus Incentive Plan (the “2020 Omnibus Incentive Plan”). Terms of the fiscal 2020 stock awards are summarized in the “Narrative Disclosure to Summary Compensation Table” below. The assumptions made when calculating the amounts are found in Note 16: “Equity-based Compensation” to our audited consolidated financial statements included in Part II, Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020.
(4)Amounts in this column for fiscal 2020 include cash incentive bonuses earned by our NEOs in 2020. See “—Narrative Disclosure to Summary Compensation Table—Non-Equity Incentive Plan Compensation” below.
(5)The amounts reported for 2020 represent our 401(k) Plan (as defined below) matching contributions on behalf of Messrs. Schuck and Hays in the following amounts: Mr. Schuck, $9,750; and Mr. Hays, $9,175. The amount reported for 2020 for Mr. Keren includes, a car allowance of $45,003, the aggregate incremental cost to the Company of company-provided meals and gifts, $413 in tax gross-up payments in respect of perquisites, $44,172 in disability insurance benefits, contributions to pension and severance funds, commuting allowance and recreation pay as required under Israeli law, an additional $19,557 contribution of pension amounts for Mr. Keren above the amounts required under Israeli law and a $24,703 contribution to Mr. Keren’s study fund. These amounts were payable in New Israeli Shekels and translated to U.S. dollars at the average monthly USD to NIS exchange rate for 2020 of $1.00 = NIS 3.4424 For a description of our 401(k) Plan, see “—Narrative Disclosure to Summary Compensation Table—Other Compensation—Retirement Plan.”
Narrative Disclosure to Summary Compensation Table
Employment Agreements and Offer Letter
The Company entered into an employment agreement with each of Mr. Schuck and Mr. Hays and an offer letter agreement with Mr. Keren, in each case, that governs the terms of employment of each such named executive officer.
Mr. Schuck’s Employment Agreement
In connection with the IPO, we entered into an employment agreement with Mr. Schuck, pursuant to which he continues to serve as the Chief Executive Officer of the Company and Chairman of our board of directors. Mr. Schuck’s employment agreement, effective as of the date of the IPO, provides that he is entitled to a base salary of $512,000, which may not be decreased without his consent. Mr. Schuck is eligible for an annual cash incentive bonus, and his target annual bonus for each fiscal year is $425,000, with the actual annual bonus payable being based upon the level of achievement of specified corporate, financial, operational, and individual performance for such fiscal year, as approved by the Compensation Committee of our Board of Directors.
Mr. Schuck is also entitled to participate in all employment benefit plans, practices, and programs available for the benefit of senior executives of the Company generally. Additionally, Mr. Schuck’s employment agreement provides for reimbursement for reasonable out-of-pocket expenses incurred by him in the furtherance of the Company’s business, as well as for reasonable and documented first-class flight and ground transportation expenses for all business-related travel.
Mr. Schuck’s employment may be terminated at any time and for any reason by either the Company or Mr. Schuck, provided that either party is required to give 30 days’ advance written notice of any termination of employment (provided that the Company is entitled to pay the executive base salary payments in lieu of such notice period).
Mr. Schuck is subject to the following restrictive covenants: (i) confidentiality during employment and for three years following termination, (ii) non-solicitation of customers and non-solicitation of employees for 24 months following termination, (iii) non-competition during employment and until the later of 12 months following the termination date or 24 months following the effective date of the IPO, and (iv) mutual non-disparagement for the longest period legally enforceable.
See “—Termination and Change in Control Provisions” for a description of the severance benefits to which Mr. Schuck is entitled in the event of a qualifying termination of his employment.
Mr. Hays’ Employment Agreement
We entered into a new employment agreement with Mr. Hays on August 10, 2020, superseding his prior employment agreement, pursuant to which he continues to serve as the Chief Operating Officer of the Company.
Mr. Hays’ employment agreement provides that he is entitled to a base salary of $360,000. Mr. Hays is eligible for an annual cash incentive bonus, with a target bonus amount of $200,000 and a maximum bonus amount of $1 million based upon the achievement of specific performance for such fiscal year, as approved by the Compensation Committee of our Board of Directors.

Mr. Hays is also entitled to participate in all employment benefit plans, practices, and programs available for the benefit of senior executives of the Company generally. Additionally, Mr. Hays’ employment agreement provides for reimbursement for reasonable out-of-pocket expenses incurred by him in the furtherance of the Company’s business.
Mr. Hays’ employment may be terminated at any time and for any reason by either the Company or Mr. Hays, provided that either party is required to give 30 days’ advance written notice of any termination of employment (provided that the Company is entitled to pay the executive base salary payments in lieu of such notice period).
Mr. Hays is subject to the following restrictive covenants: (i) confidentiality during employment and for three years following termination; (ii) non-solicitation of customers and non-solicitation of employees for 24 months following termination; (iii) if enforceable under applicable law, non-competition during employment and until the later of 12 months following the termination date and 24 months following the effective date of the IPO; and (iv) mutual non-disparagement for the longest period legally enforceable.
See “—Termination and Change in Control Provisions” for a description of the severance benefits to which Mr. Hays is entitled in the event of a qualifying termination of his employment.
Mr. Keren’s Offer Letter
We entered into an offer letter agreement with Mr. Keren on February 1, 2019, pursuant to which he serves as our Chief Technology Officer. Mr. Keren is entitled to an annual salary of $350,000. In addition, he is entitled to a one-time bonus of $100,000 after one year of service commencing February 1, 2019, and an additional one-time bonus of $100,000 after two years of service. He is also eligible to receive an annual performance bonus based upon successful completion of measurable business objectives.
See “—Termination and Change in Control Provisions” for a description of the severance benefits to which Mr. Keren is entitled in the event of a qualifying termination of his employment.
Base Salary
We provide each named executive officer with a base salary for the services that the executive officer performs for us. This compensation component constitutes a stable element of compensation while other compensation elements are variable. Base salaries may be increased based on the individual performance of the named executive officer, company performance, any change in the executive’s position within our business, the scope of his or her responsibilities and any changes thereto. Base salaries may also be increased as required under the terms of a named executive officer’s employment agreement.
Non-Equity Incentive Plan Compensation
We make incentive cash bonus opportunities available to our NEOs to motivate their achievement of performance goals and tie a portion of their cash compensation to performance.
In 2020, pursuant to the terms of his employment agreement, Mr. Schuck was eligible to receive a target cash incentive bonus of $425,000 based upon our achievement of specified targets for net new annual recurring revenue (“ARR”) and adjusted operating income targets, with a 50% weighting given to each performance metric. Mr. Schuck’s payout could range ratably from 0% of target up to a maximum of 200% of target depending on our performance with respect to these metrics. Based on the Company’s performance during 2020, which exceeded the performance targets, Mr. Schuck earned a cash incentive bonus of $603,500.
In 2020, pursuant to the terms of his employment agreement, Mr. Hays was eligible to receive a target cash incentive bonus of $200,000 and a maximum cash incentive bonus of $1 million. Mr. Hays was eligible to earn up to $200,000 based upon his achievement of certain individual performance objectives relating to the development of our sales organization and customer revenue and growth. He was eligible to earn up to an additional $800,000 based upon our achievement of specified targets for net new ARR. Based on the Company’s and his individual performance during 2020, Mr. Hays received the maximum potential amount and earned a cash incentive bonus of $1,000,000.
In 2020, Mr. Keren was eligible to receive a cash incentive bonus in a target amount of $163,260. 80% of his bonus opportunity was based upon our achievement of specified targets for net new ARR and adjusted operating income targets, with a 50% weighting given to each performance metric. The other 20% was based on his achievement of individual performance objectives relating to the increase in annual contract values with respect to certain new products. Mr. Keren’s payout could range ratably from 0% of target up to a maximum of 200% of target depending on performance. Based on the Company’s and his individual performance during 2020, Mr. Keren earned a cash incentive bonus of $224,973.
2020 Equity Awards
In connection with the IPO and in order to incentivize their future performance and retention, we made grants to Messrs. Schuck and Hays of Class P Units in ZoomInfo OpCo, to Mr. Hays of LTIP Units in ZoomInfo OpCo and to Mr. Keren of Restricted Stock Units (“RSUs”) covering shares of our Class A common stock.
The Class P Units are “profits interests” having economic characteristics similar to a stock right and have the right to share in any increase in the equity value of ZoomInfo OpCo above a certain participation threshold (i.e., the distribution threshold). Vested Class P units are exchangeable, at the holder’s election, into a number of shares of our Class A common stock equal in value to the “spread value” represented by the excess of the value of shares of Class A common stock at the time of exchange above the “distribution threshold” associated with the Class P Units, multiplied by the number of Class P Units being exchanged. Each vested LTIP Unit will be automatically converted into Class A Common Units of ZoomInfo OpCo. which are then exchangeable for shares of our Class A common stock on a one-for-one basis at the discretion of the holder, subject to exchange rate adjustments for stock splits, stock dividends, and reclassifications.
The Class P Unit, LTIP Unit and RSU grants to our named executive officers in connection with the IPO were in the following amounts and with the following vesting terms: (i) Mr. Schuck received 450,000 Class P Units vesting in three equal installments on each of the second, third and fourth anniversaries of the grant date; (ii) Mr. Hays received 90,000 Class P Units and 47,620 LTIP Units, each vesting in three equal installments on the dates that are two and a half, three and a half, and four and a half years following the grant date; and (iii) Mr. Keren received 190,477 RSUs of which one-third will vest on June 3, 2021 and the remaining two thirds will vest in equal quarterly installments over the 24 months following June 3, 2021. Each of the Class P Unit agreements for named executive officers provides for a participation threshold (i.e., strike price) equal to the initial public offering price per share in the IPO.
For information regarding the vesting terms with respect to outstanding Class P Units, LTIP Units and RSUs in the event of a change in control or certain terminations of employment, see “―Termination and Change in Control Provisions―Equity Awards” below.
Other Compensation
Employee Benefits
We provide various employee benefit programs to our named executive officers, including medical, vision, and dental benefits. These benefit programs are generally available to all of our employees with certain variations based on jurisdictions and seniority. These benefits are provided to the named executive officers to eliminate potential distractions from performing their regular job duties. We believe the cost of these programs is counterbalanced by an increase in productivity by the executives receiving access to them.
Limited Perquisites
Executive perquisites are not part of our general compensation philosophy; however, we provide limited perquisites and personal benefits that are not generally available to all employees when necessary to attract top talent. For example, in 2020, we provided Mr. Keren with a car allowance in the amount of $45,003 and contributed $24,703 to his study fund, which is a perquisite that is customary in Israel (in each case paid in New Israeli Shekels and translated to U.S. dollars at the average monthly USD to NIS exchange rate for 2020 of $1.00 = NIS 3.4424).
Retirement Plan
Messrs. Schuck and Hays are eligible to participate in the defined contribution pension plan (the “401(k) Plan”) we maintain for all full-time U.S. employees with at least four months of service. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The 401(k) Plan provides that each participant may contribute up to 90% of such participant’s compensation pursuant to certain restrictions. In 2020, we matched 50% of the employee’s contribution to the 401(k) plan up to the first 7% of their contribution. Previously, we matched 35% of the employee's contribution to the 401(k) plan up to the first 6% of their contribution. We may also make discretionary profit-sharing contributions to eligible participants. We do not have a defined benefit plan or any non-qualified deferred compensation arrangements.
Mr. Keren is ineligible to participate in our 401(k) Plan, however we contribute pension and severance amounts for him as required by Israeli law and voluntarily contribute an additional pension amount equal to 6.5% of his base salary.
The value of perquisites and other personal benefits provided to the NEOs is reflected in the “All Other Compensation” column of the “Summary Compensation Table” and the accompanying footnote.
Outstanding Equity Awards at 2020 Fiscal Year-End
The following table sets forth information regarding outstanding equity awards made to the NEOs as of December 31, 2020.

			Stock Awards
Name	Grant Date	Award Type	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Henry Schuck	01/16/2019	Class P Units	602,772	26,660,606
	06/03/2020	Class P Units	450,000	12,253,500
Chris Hays	06/23/2016	LLC Units of HSKB Funds, LLC	26,263	1,266,664
	08/24/2017	LLC Units of HSKB Funds, LLC	6,566	316,678
	09/11/2017	LLC Units of HSKB Funds, LLC	13,132	633,356
	11/01/2018	LLC Units of HSKB Funds, LLC	32,829	1,583,343
	01/07/2019	LLC Units of HSKB Funds, LLC	32,829	1,583,343
	07/26/2018	Class P Units	138,821	6,140,053
	06/24/2019	Class P Units	876,759	36,534,548
	10/17/2019	Class P Units	70,000	2,916,900
	12/29/2019	HSKB Phantom Units	22,500	1,085,175
	06/03/2020	Class P Units	90,000	2,450,700
	06/03/2020	LTIP Units	47,620	2,296,713
Nir Keren	07/03/2020	RSUs	190,477	9,186,706
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(1)Represents Class P Units that vest as follows:

As to Mr. Schuck, the Class P Units granted on January 16, 2019 will vest in 15 equal monthly installments during the 15 months following December 12, 2020 and the Class P Units granted on June 3, 2020 will vest in in three equal installments on each of the second, third and fourth anniversaries of the grant date.
As to Mr. Hays, the Class P Units granted on July 26, 2018 will vest in 19 equal monthly installments during the 19 months following December 1, 2020. Of the 876,759 granted on June 24, 2019, 438,379 vest on February 1, 2021 and 438,380 vest in equal monthly installments during the 24 months following February 1, 2021, in each case subject to his continued service on each vesting date. Of the 70,000 granted on October 17, 2019, 35,000 vest on October 1, 2021 and 35,000 vest in equal monthly installments during the 24 months following October 1, 2021, in each case subject to his continued service on each vesting date. The 90,000 granted on June 3, 2020 will vest in three equal installments on the dates that are two and a half, three and a half, and four and a half years following the grant date.
Represents LLC Units of HSKB Funds, LLC that vest as follows:
As to the LLC Units of HSKB Funds, LLC granted on June 23, 2016, August 24, 2017 and September 11, 2017, in 21 equal monthly installments during the 21 months following December 1, 2020 or earlier upon the occurrence of certain liquidity events.
As to the LLC Units of HSKB Funds, LLC granted on November 1, 2018, in 21 equal monthly installments on during the 21 months following December 1, 2020 or earlier upon the occurrence of certain liquidity events.
As to the LLC Units of HSKB Funds, LLC granted on January 7, 2019, in 21 equal monthly installments during the 21 months following December 1, 2020 or, in each case, earlier upon the occurrence of certain liquidity events.
Represents HSKB Phantom Units that vest as follows: 50% of such HSKB Phantom Units on July 1, 2021 and the remaining 50% of such HSKB Phantom Units in equal monthly installments over the two year period following July 1, 2021 or, in each case, earlier upon the occurrence of certain liquidity events.
Represents LTIP Units that vest as follows: in three equal installments on the dates that are two and a half, three and a half, and four and a half years following the grant date.
Represents RSUs that vest as follows: one-third will vest on June 3, 2021 and the remaining two-thirds will vest in equal quarterly installments during the 24 months following June 3, 2021.
(2)Values with respect to Class P Units determined based on the difference between the December 31, 2020 closing market price of our common stock of $48.23 per share and the applicable distribution threshold. Values with respect to the LLC Units of HSKB Funds, LLC, the HSKB Phantom Units, the LTIP Units and the RSUs determined based on the foregoing December 31, 2020 closing market price of our common stock.
Termination and Change in Control Provisions
Each of our NEOs is entitled to potential payments and benefits in connection with a termination of employment and/or a change in control. The following summary describes the termination and change in control provisions under Messrs. Schuck’s and Hays’ employment agreements and Mr. Keren’s offer letter.
Mr. Schuck’s Employment Agreement
Pursuant to Mr. Schuck’s employment agreement, upon termination of his employment by the Company without cause or his resignation with good reason, he is entitled to a severance payment (subject to his execution of a general release of claims against the Company) equal to (i) one year of his base salary plus the amount of his target annual bonus (at 100% achievement), prorated based on the number of days he is employed during the fiscal year in which the termination date occurs, payable in a single lump sum; (ii) payment of any earned but unpaid annual bonus for the fiscal year prior to the year in which the termination date occurs payable in a single lump sum; (iii) continuation for 12 months following the termination date of any health insurance benefits to which he was entitled as of the termination date; and (iv) accelerated vesting of the portion of his then-unvested equity awards subject to time-based vesting that he holds as of the termination date and which were scheduled to vest within 12 months following the termination date.
In the event of a termination of Mr. Schuck’s employment by the Company without cause or his resignation with good reason, which in either case occurs during the period beginning three months prior to, and ending 12 months following, a “change in control” of the Company, he is entitled to a severance payment (subject to his execution of a general release of claims against the Company) equal to (i) 18 months of his base salary plus the amount of his target annual bonus (at 100% achievement), payable in a single lump sum; (ii) payment of any earned but unpaid annual bonus for the fiscal year prior to the year in which the termination date occurs payable in a single lump sum; (iii) continuation for 18 months following the termination date of any health insurance benefits to which he was entitled as of the termination date; and (iv) full accelerated vesting of all then-unvested equity awards subject to time-based vesting that he holds as of the termination date.
Mr. Schuck’s employment agreement further provides that upon termination of his employment due to death or disability, he is entitled to a severance payment equal to the expected amount of his annual performance bonus for the year in which the termination occurs, prorated through the termination date.
For a description of restrictive covenants applicable to Mr. Schuck, see “—Narrative Disclosure to Summary Compensation Table—Employment Agreements and Offer Letter” above.
Mr. Hays’ Employment Agreement
Pursuant to Mr. Hays’ employment agreement, upon termination of his employment by the Company without cause or his resignation with good reason, he is entitled to a severance payment (subject to his execution of a general release of claims against the Company) equal to (i) one year of his base salary plus the target amount of his annual cash incentive bonus for the year in which the termination occurs prorated based on the number of days he is employed during the fiscal year in which the termination date occurs, payable in a single lump sum; (ii) payment of any earned but unpaid annual bonus for the fiscal year prior to the year in which the termination date occurs, payable in a single lump sum; (iii) continuation for 12 months following the termination date of any health insurance benefits to which he was entitled as of the termination date; and (iv) accelerated vesting of the portion of his then-unvested equity awards subject to time-based vesting that he holds as of the termination date and which were scheduled to vest within 12 months following the termination date.
In the event of a termination of Mr. Hays’ employment by the Company without cause or his resignation with good reason, which in either case occurs during the period beginning three months prior to, and ending 12 months following, a “change in control” of the Company, he is entitled to a severance payment (subject to his execution of a general release of claims against the Company) equal to (i) 18 months of his base salary plus the target amount of his annual cash incentive bonus for the year in which the termination occurs, payable in a single lump sum; (ii) payment of any earned but unpaid annual bonus for the fiscal year prior to the year in which the termination date occurs, payable in a single lump sum; (iii) continuation for 18 months following the termination date of any health insurance benefits to which he was entitled as of the termination date; and (iv) full accelerated vesting of all then-unvested equity awards subject to time-based vesting that he holds as of the termination date.
Mr. Hays’ employment agreement further provides that upon termination of his employment due to death or disability, he is entitled to a severance payment equal to the expected amount of his annual performance bonus for the year in which the termination occurs, prorated through the termination date.
For a description of restrictive covenants applicable to Mr. Hays, see “—Narrative Disclosure to Summary Compensation Table—Employment Agreements and Offer Letter” above.
Mr. Keren’s Offer Letter
Pursuant to Mr. Keren’s offer letter, if Mr. Keren’s employment is terminated without cause, provided he first executes a release of claims in favor of the company and its affiliates and personnel in a form reasonably acceptable to the company, he will be paid a severance equal to one half of his annual salary in effect at the time of such termination and, if such termination occurred prior to February 1, 2021, he would have been entitled to a pro-rated amount of any unpaid retention bonus.
Equity Awards
Each of the named executive officers holds equity awards pursuant to award agreements that provide for accelerated vesting upon certain qualifying terminations of employment. Below is a description of the accelerated vesting our such equity awards upon certain qualifying terminations of employment.

Class P Units Awarded Prior to the IPO
In the event of an involuntary termination of the executive officer’s employment without cause or, in the case of Mr. Schuck, the executive officer’s resignation for good reason, in each case, during the 12-month period following a “liquidity event” (which includes a change of control or a liquidation of ZoomInfo OpCo, but did not include the IPO), all of the units will be deemed vested in full. Any Class P Units which do not vest on or prior to the date of the holder’s termination of employment will be forfeited for no consideration. Any vested Class P Units are subject to ZoomInfo OpCo’s right to repurchase (at its option) such Class P Units following the holder’s termination of employment for any reason. In the case of a holder’s termination for cause, resignation without good reason or proven participation in any competitive activity, the applicable repurchase price would be the lesser of the original purchase price paid by the holder for such units (i.e., zero in the case of Class P Units that were awarded without payment) and the fair market value of such Class P Units at the time of termination. In the case of any other termination of employment, the repurchase price would be equal to the fair market value of the Class P Units as determined within 60 days prior to the applicable repurchase date.
The Unit Agreement for each executive officer contains a non-competition covenant during employment and the 24-month period following termination of employment; upon breach of this covenant, all vested units will be forfeited and canceled.
LLC Units of HSKB Funds, LLC
Pursuant to the LLC Agreement governing HSKB Funds, LLC, Mr. Hays is subject to a non-competition covenant during employment and the 24-month period following termination of employment. In the event of Mr. Hays’s termination of employment for any reason or his breach of the non-competition covenant, his units will be subject to full or partial forfeiture. In the event of Mr. Hays’s involuntary termination without cause or his resignation for good reason, he will be entitled to retain his LLC Units.
Class P Units, LTIP Units and RSUs Awarded in Connection with the IPO
The Class P Unit, LTIP Unit and RSU awards granted in connection with the IPO are subject to “double triggered” vesting protection, such that vesting will accelerate in the event of a termination without “cause” or a termination for “good reason,” in each case, occurring within 12 months following a change in control. Additionally, Mr. Schuck’s Class P Unit award is subject to potential accelerated vesting upon certain additional employment termination events pursuant to the terms of his employment agreement.
Performance-Based Awards under our 2020 Omnibus Incentive Plan
From time to time, we may grant equity-based or cash-based awards under the 2020 Omnibus Incentive Plan that will become earned or will vest and become exercisable upon the attainment of Performance Conditions. For purposes of this proxy statement, “Performance Conditions” means specific levels of performance of the Company (and/or one or more of its subsidiaries, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis on, without limitation, the following measures: (i) net earnings, net income (before or after taxes), or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue, net revenue, net revenue growth, annual recurring revenue, or net new annual recurring revenue; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) operating income or net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may be but are not required to be measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) enterprise value; (xviii) sales; (xix) stockholder return; (xx) customer/client retention; (xxi)

competitive market metrics; (xxii) employee retention; (xxiii) objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxiv) comparisons of continuing operations to other operations; (xxv) market share; (xxvi) customer growth, including growth by customer category or annual contract value; (xxvii) cost of capital, debt leverage, year-end cash position or book value; (xxviii) strategic objectives; or (xxix) any combination of the foregoing. Any one or more of the aforementioned performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure the performance of one or more of the Company or its subsidiaries as a whole or any divisions or operational and/or business units, product lines, brands, business segments, or administrative departments of the Company and/or one or more of its subsidiaries or any combination thereof, as the Compensation Committee of our Board of Directors or such other committee of our Board of Directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors (the “Committee”) may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.
Director Compensation in Fiscal 2020
The table below sets forth information regarding non-employee director compensation for the fiscal year ended December 31, 2020.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Todd Crockett	—	—	—
Mitesh Dhruv	70,000	538,736	608,736
Keith Enright	57,500	300,006	357,506
Ashley Evans	—	—	—
Mark Mader	60,000	369,370	429,370
Patrick McCarter	—	—	—
Jason Mironov	—	—	—
D. Randall Winn	—	—	—
__________________
(1)Represents the aggregate grant date fair value of restricted stock units granted during 2020 computed in accordance with Topic 718 without taking into account estimated forfeitures. The assumptions used in the valuation are discussed in Note 16: “Equity-based Compensation” to our Consolidated Financial Statements in Part II, Item 8 of our 2020 10-K. The aggregate number of restricted stock units outstanding as of December 31, 2020 for our outside directors was as follows: 22,378 for Mr. Dhruv, 14,286 for Mr. Enright and 15,951 for Mr. Mader.
Board and Committee Fees in 2020
For 2020, each of Messrs. Dhruv, Enright, and Mader was entitled to receive $50,000 annually as a cash retainer for their board service, with additional annual cash retainers of (i) $20,000 for Mr. Dhruv for his service as a member and the chair of the audit committee; (ii) $10,000 for Mr. Mader for his service as a member of the audit committee and (iii) $15,000 for Mr. Enright for his service as chair of the Privacy, Security and Technology Committee, prorated for the time served as chair.
Additionally, each of the outside directors received sign-on equity grants of restricted stock units that were awarded and valued upon the completion of the IPO with the following values, and with each such initial grant to vest in three equal installments on each of the three succeeding anniversaries of the date on which the applicable director commenced serving on our board of directors: (i) in the case of Mr. Dhruv, a $200,000 restricted stock unit award; (ii) in the case of Mr. Enright, a $100,000 restricted stock unit award; and (iii) in the case of Mr. Mader, a $100,000 restricted stock unit award. On July 23, 2020, each of Messrs. Dhruv and Mader received 3,330 and 1,665 additional restricted stock units, respectively, which were intended to give them the benefit of the increase in the value of our equity since the commencement of their board service. These additional restricted stock unit grants will vest on the same schedule as the sign-on grants that Messrs. Dhruv and Mader received at the time of the IPO.
At the time of the IPO, each outside director received, and will continue to receive each year following the IPO, an annual restricted stock unit grant with a value of $200,000, with each such annual grant to vest in full on the earlier of (x) the first anniversary of the vesting commencement date and (y) the date of the Company’s first regular annual meeting of stockholders held after the grant date.
Additionally, all of our directors will continue to be reimbursed for their reasonable out-of-pocket expenses related to their board service.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
The members of our Compensation Committee during 2020 included Todd Crockett, Patrick McCarter and D. Randall Winn. None of the members of our Compensation Committee during 2020 has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.
EQUITY COMPENSATION PLAN INFORMATION
The following table sets forth, as of December 31, 2020, certain information related to our compensation plans under which shares of our Class A common stock may be issued.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders(1):
2020 Omnibus Incentive Plan	1,941,953(2)	$21.00(3)	16,433,736(4)
2020 Employee Stock Purchase Plan	—	N/A	7,500,000
Equity compensation plans not approved by security holders(5)	11,530,734	N/A	—
Total	13,472,687		23,933,763

(1)	We have two equity compensation plans that have been approved by our stockholders: the 2020 Omnibus Incentive Plan and the 2020 Employee Stock Purchase Plan (the “ESPP”). We have granted awards under the 2020 Omnibus Incentive Plan, however, as of December 31, 2020, we had not offered our employees the opportunity to purchase any shares under the ESPP.
(2)
Consists of 986,204 shares of our Class A common stock issuable upon the settlement of RSUs, 355,689 shares of our Class A common stock issuable upon the exchange of Class P Units, 47,620 shares of our Class A common stock issuable upon the conversion of LTIP Units, and 552,440 shares of our Class A common stock issuable upon the exercise of stock options. The number of shares of Class A common stock issuable upon exchange of Class P Units included in the table above is based on the closing market price of our Class A Common Stock on December 31, 2020 of $48.23 per share.

(3)	The weighted average exercise price relates only to stock options. The calculation of the weighted average exercise price does not include outstanding equity awards that are received or exercised for no consideration.
(4)	Consists of shares of our Class A common stock available for future stock-based awards under our 2020 Omnibus Incentive Plan which may include, at the discretion of our Compensation Committee or Board of Directors, non-qualified stock options, incentive stock options, stock appreciation rights, RSUs, restricted stock, OpCo Units or other classes of partnership units in ZoomInfo OpCo (including, without limitation, LTIP Units), performance-based awards and other equity-based awards.
(5)	Relates to Class P Units awarded prior to our IPO. The Class P Units are “profits interests” having economic characteristics similar to a stock option and have the right to share in any increase in the equity value of ZoomInfo OpCo above a certain participation threshold (i.e., the distribution threshold). Vested Class P units are exchangeable, at the holder’s election, into a number of shares of our Class A common stock equal in value to the “spread value” represented by the excess of the value of shares of Class A common stock at the time of exchange above the “distribution threshold” associated with the Class P Units, multiplied by the number of Class P Units being exchanged. The number of shares of Class A common stock issuable upon exchange of Class P Units included in the table above is based on the closing market price of our Class A common stock on December 31, 2020 of $48.23 per share. All Class P Units awarded since our IPO have been awarded pursuant to the 2020 Omnibus Incentive Plan and all future Class P Units will be awarded pursuant to such plan or another plan approved by our stockholders.

OWNERSHIP OF SECURITIES
The following table sets forth information regarding the beneficial ownership of shares of our common stock as of March 5, 2021 by (1) each person known to us to beneficially own more than 5% of our outstanding common stock, (2) each of our directors and Named Executive Officers and (3) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC.
The percentage of beneficial ownership of shares of our Class A common stock, our Class B common stock, and our Class C common stock is based on 101,554,566 shares of Class A common stock outstanding, 207,393,591 shares of Class B common stock outstanding, and 82,253,336 shares of Class C common stock outstanding as of March 5, 2021. The shares of Class B common stock have no economic rights, but each share entitles the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. The shares of Class C common stock have the same economic rights as shares of Class A common stock, but each share entitles the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class C common stock into shares of Class A common stock) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally.

	Class A Common Stock Beneficially Owned(1)(3)		Class B Common Stock Beneficially Owned(1)(2)		Class C Common Stock Beneficially Owned(3)		Combined Voting Power(4)
Name	Number	%	Number	%	Number	%	%
TA Associates(5)(23)	―	―	75,364,167	36.3%	27,754,071	33.7%	34.4%
Investment Funds affiliated with Carlyle(6)(23)	―	―	37,493,725	18.1%	51,792,610	63.0%	29.8%
22C Capital(7)(23)	502,168	*	15,079,367	7.3%	2,706,655	3.3%	5.9%
DO Holdings (WA), LLC(8)(23)	―	―	58,153,878	28.0%	―	―	19.4%
Kirk Brown(9)(23)	―	―	58,153,878	28.0%	―	―	19.4%
BlackRock Inc.(10)	7,503,412	7.4%	―	―	―	―	*
Wellington Management Group LLP(11)	4,994,382	4.9%	―	―	―	―	*
FMR LLC(12)	7,919,497	7.8%	―	―	―	―	*
Vanguard Group Inc.(13)	6,565,853	6.5%	―	―	―	―	*
BAMCO Inc.(14)	4,216,732	4.2%	―	―	―	―	*
Morgan Stanley(15)	4,532,857	4.5%	―	―	―	―	*
Allianz Global Investors U.S. Holdings LLC(16)	7,018,200	6.9%	―	―	―	―	*
Capital World Investors(17)	5,982,269	5.9%	―	―	―	―	*
Capital Research Global Investors(18)	4,255,490	4.2%	―	―	―	―	*
Henry Schuck(19)(23)	1,357,519	1.3%	68,763,119	33.2%	―	―	22.9%
Nir Keren(24)	924,377	*	―	―	―	―	―
Chris Hays(20)	600,767	*	84,220	*	―	―	*
Todd Crockett	―	―	―	―	―	―	―
Mitesh Dhruv(21)	13,808	*	―	―	―	―	*
Keith Enright(21)	11,111	*	―	―	―	―	*
Ashley Evans	―	―	―	―	―	―	―
Mark Mader(21)	11,666	*	―	―	―	―	*
Patrick McCarter	―	―	―	―	―	―	―
Jason Mironov	―	―	―	―	―	―	―
D. Randall Winn(22)	502,168	*	21,072,258	10.2%	2,706,655	3.3%	7.9%
Directors and executive officers as a group (12 persons)	4,269,997	4.1%	89,919,597	43.4%	2,706,655	3.3%	30.9%
* Represents less than 1%.

(1)Subject to the terms of the amended and restated limited liability company agreement of each of ZoomInfo OpCo and ZoomInfo HoldCo, the OpCo Units and HoldCo Units, each paired with equal number of shares of Class B common stock, are exchangeable for shares of our Class A common stock on a one-for-one basis. See “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement,” and “Certain Relationships and Related Person Transactions—ZoomInfo HoldCo Amended and Restated Limited Liability Company Agreement.” Beneficial ownership of shares of Class B common stock reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock for which such shares, paired with equal number of OpCo Units or HoldCo Units, as applicable, may be exchanged.
(2)Represents OpCo Units which are paired with an equal number of shares of Class B common stock, except as noted in footnote (7) below.
(3)Pursuant to our amended and restated certificate of incorporation, at the option of the holder, a share of Class C common stock may be converted into one share of Class A common stock. In addition, each share of Class C common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain affiliate transfers described in our amended and restated certificate of incorporation among the Sponsors, the Founders, and their respective affiliates as of the date of the consummation of the IPO. Each share of Class C common stock will also automatically convert into one share of Class A common stock if, on the record date for any meeting of the stockholders, the aggregate number of outstanding shares of our Class B common stock and Class C common stock is less than 5% of the aggregate number of our outstanding shares of common stock. Once converted into Class A common stock, Class C common stock will not be reissued. Beneficial ownership of shares of Class C common stock reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock for which such shares may be converted.
(4)Represents percentage of voting power of the Class A common stock, Class B common stock, and Class C common stock of ZoomInfo Technologies Inc. voting together as a single class, calculated based on the number of outstanding shares beneficially owned as of March 5, 2021 by the applicable holder.
(5)Amounts beneficially owned reflect (i) 55,376,065 OpCo Units (and associated shares of Class B common stock) held by TA XI DO AIV, L.P., (ii) 1,429,553 OpCo Units (and associated shares of Class B common stock) held by TA SDF III DO AIV, L.P., (iii) 9,563,394 OpCo Units (and associated shares of Class B common stock) held by TA Atlantic and Pacific VII-A, L.P., (iv) 2,056,642 OpCo Units (and associated shares of Class B common stock) held by TA Investors IV, L.P., (v) 3,621,301 OpCo Units (and associated shares of Class B common stock) held by TA XI DO AIV II, L.P., (vi) 68,287 OpCo Units (and associated shares of Class B common stock) held by TA SDF III DO AIV II, L.P., (vii) 3,248,925 OpCo Units (and associated shares of Class B common stock) held by TA AP VII-B DO Subsidiary Partnership, L.P., (viii) 14,485,209 shares of Class C common stock held by TA XI DO Feeder, L.P., (ix) 273,155 shares of Class C common stock held by TA SDF III DO Feeder, L.P., and (x) 12,995,707 shares of Class C common stock held by TA Atlantic and Pacific VII-B, L.P. (collectively, the “TA Associates Funds”). TA Associates, L.P. is the ultimate general partner of each of such entity. Investment and voting control of the TA Associates Funds is held by TA Associates, L.P. No stockholder, director, or officer of TA Associates, L.P. has voting or investment power with respect to our shares of common stock held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a five-person investment committee consisting of the following employees of TA Associates, L.P.: Todd R. Crockett, Jason P. Werlin, Jason S. Mironov, Kurt R. Jaggers, and Jeffrey T. Chambers. The address of each TA Associates Fund is 200 Clarendon Street, 56th floor, Boston, Massachusetts 02116.
(6)Carlyle Partners VI Evergreen Holdings, L.P. (“Carlyle Evergreen”) is the record holder of 37,493,725 OpCo Units (and associated shares of Class B common stock). CP VI Evergreen Holdings, L.P. (“CP VI Evergreen”) is the record holder of 37,702,342 shares of Class C common stock. Carlyle Partners VI Dash Holdings, L.P. (together with Carlyle Evergreen and CP VI Evergreen, the “Carlyle Investors”) is the record holder of 14,090,268 shares of Class C common stock.
Carlyle Group Management L.L.C. holds an irrevocable proxy to vote a majority of the shares of The Carlyle Group Inc., which is a publicly traded entity listed on the Nasdaq. The Carlyle Group Inc. is the sole shareholder of Carlyle Holdings I GP Inc., which is the managing member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities held of record by Carlyle Evergreen and CP VI Evergreen, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group VI S1, L.L.C., which is the general partner of TC Group VI S1, L.P., which is the general partner of Carlyle Evergreen and CP VI Evergreen.
The Carlyle Group Inc. is also the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities held of record by Carlyle Partners VI Dash Holdings, L.P., is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole member of TC Group VI, L.L.C., which is the general partner of TC Group VI, L.P., which is the general partner of Carlyle Partners VI Dash Holdings, L.P.
Voting and investment determinations with respect to the securities held by Carlyle Evergreen and CP VI Evergreen are made by an investment committee of TC Group VI S1, L.P., and voting and investment determinations with respect to the securities held by Carlyle Partners VI Dash Holdings, L.P. are made by an investment committee of TC Group VI, L.P., each of which is comprised of Allan Holt, William Conway, Jr., Daniel D’Aniello, David Rubenstein, Peter Clare, Kewsong Lee, Norma Kuntz, Sandra Horbach, and Marco De Benedetti, as a non-voting observer. Accordingly, each of the entities and individuals named in this footnote may be deemed to share beneficial ownership of the securities held of record by the Carlyle Investors. Each of them disclaims beneficial ownership of such securities.
The address of each of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Walkers, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of each of the other entities named in this footnote is c/o The Carlyle Group Inc., 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, District of Columbia 20004.
(7)Amounts beneficially owned reflect (i) 2,308,179 shares of Class C common stock and 12,182,507 OpCo Units (and associated shares of Class B common stock) held directly by 22C Magellan Holdings LLC, whose two principal members are 22C DiscoverOrg Investors, LLC and 22C Capital I, L.P., (ii) 398,476 shares of Class C common stock and 76,812 HoldCo Units (and associated shares of Class B common stock) held directly by 22C Capital I-A, L.P.; and (iii) 502,168 shares of Class A common stock and 2,820,048 OpCo Units (and associated shares of Class B common stock) held directly by 22C DiscoverOrg MM, LLC. 22C DiscoverOrg MM, LLC is the managing member of 22C DiscoverOrg Investors, LLC. 22C DiscoverOrg Advisors, LLC is the managing member of 22C DiscoverOrg MM, LLC. 22C Capital GP I, L.L.C. is the general partner of 22C Capital I, L.P. and of 22C Capital I-A, L.P. 22C Capital GP I MM LLC is the managing member of 22C Capital GP I, L.L.C. Eric Edell and D. Randall Winn are co-managing members of 22C DiscoverOrg Advisors, LLC and co-members of 22C Capital GP I MM LLC and, in such capacities, exercise voting or investment power over the shares of Class C common stock and OpCo Units (and associated shares of Class B common stock) held directly by 22C Magellan Holdings LLC, the shares of Class C common stock and HoldCo Units (and associated shares of Class B common stock) held directly by 22C Capital I-A, L.P. and the shares of Class A common stock and OpCo Units (and associated shares of Class B common stock) held directly by 22C DiscoverOrg MM, LLC. In addition, as disclosed in footnote (21) below, D. Randall Winn exercises voting and investment power over OpCo Units (and associated shares of Class B common stock) held directly by Mr. Winn in his individual capacity, and over OpCo Units (and associated shares of Class B common stock) held directly by FiveW DiscoverOrg LLC. The address of 22C Magellan Holdings LLC, 22C Capital I-A, L.P., Eric Edell and D. Randall Winn is 445 Park Avenue, 13th Floor, New York, New York 10022.
(8)Amounts beneficially owned reflect 58,153,878 OpCo Units (and associated shares of Class B common stock) held directly by DO Holdings (WA), LLC. DO Holdings (WA), LLC is owned by Henry Schuck and Kirk Brown. Messrs. Schuck and Brown may be deemed to share voting and dispositive power over the securities held by DO Holdings (WA), LLC. The principal business address of DO Holdings (WA), LLC is c/o 805 Broadway Street, Suite 900 Vancouver, Washington 98660.
(9)Amounts beneficially owned reflect the 58,153,878 OpCo Units (and associated shares of Class B common stock) held directly by DO Holdings (WA), LLC (as described above). The principal business address of Mr. Brown is c/o 1012 SE 64th Court, Vancouver, Washington 98661.
(10)Based solely on information contained in a Schedule 13G/A filed with the SEC on January 27, 2021 by BlackRock, Inc. in which BlackRock, Inc. reported sole voting power over 6,868,867 shares of our Class A common stock and sole dispositive power over 7,503,412 shares of our Class A common stock. According to the schedule, the subsidiaries of BlackRock, Inc. that acquired the shares of our Class A common stock reported are: BlackRock International Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management (UK) Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors and BlackRock Fund Managers Ltd. The principal business address of BlackRock, Inc. is 55 East 52nd St., New York, NY 10055.
(11)Based solely on information contained in a Schedule 13G filed with the SEC on February 4, 2021 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP in which they reported that each of Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP had share voting power over 4,377,458 shares of our Class A common stock and shared dispositive power over 4,994,375 shares of our Class A common stock and Wellington Management Company LLP had shared voting power over 4,319,301 shares of our Class A common stock and shared dispositive power over 4,698,550 shares of our Class A common stock. According to the schedule, the shares of our Class A common stock reported are owned of record by clients of Wellington Management Company LLP, Wellington Management Canada LLC, Wellington Management Singapore Pte Ltd, Wellington Management Hong Kong Ltd, Wellington Management International Ltd, Wellington Management Japan Pte Ltd and Wellington Management Australia Pty Ltd (the “Wellington Investment Advisers”). Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The principal business address of Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP is c/o Wellington Management Company, 280 Congress St., Boston, MA 02210.
(12)Based solely on information contained in a Schedule 13G/A filed with the SEC on February 8, 2021 by FMR LLC and Abigail P. Johnson in which they reported that FMR LLC had sole voting power over 472,149 shares of our Class A common stock and sole dispositive power over 7,919,497 shares of our Class A common stock and Abigail P. Johnson had sole dispositive power over 7,919,487 shares of our Class A common stock. According to the schedule, the subsidiaries of FMR LLC that acquired the shares of our Class A common stock reported are: FMR LLC’s subsidiaries Fidelity Institutional Asset Management Trust Company, Fidelity Management & Research Company LLC and Strategic Advisers LLC. The principal business address of FMR LLC and Ms. Johnson is 245 Summer Street, Boston, MA 02210.
(13)Based solely on information contained in a Schedule 13G filed with the SEC on February 10, 2021 by The Vanguard Group in which The Vanguard Group reported that it had shared voting power over 35,724 shares of our Class A common stock, sole dispositive power over 6,472,945 shares of our Class A common stock, and shared dispositive power over 92,008 shares of our Class A common stock. According to the schedule, the subsidiaries that acquired the shares of our Class A common stock reported are: Vanguard Asset Management, Limited, Vanguard Fiduciary Trust Company, Vanguard Global Advisors, LLC, Vanguard Group (Ireland) Limited, Vanguard Investments Australia Ltd, Vanguard Investments Canada Inc., Vanguard Investments Hong Kong Limited and Vanguard Investments UK, Limited. The principal business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.
(14)Based solely on information contained in a Schedule 13G filed with the SEC on February 11, 2021 by BAMCO Inc., Baron Capital Group, Inc., Baron Capital Management, Inc. and Ronald Baron in which they reported that BAMCO Inc. has shared voting and dispositive power over 3,989,506 shares of our Class A common stock, each of Baron Capital Group, Inc. and Ronald Baron has shared voting and dispositive power over 4,216,732 shares of our Class A common stock, and Baron Capital Management, Inc. has shared voting and dispositive power over 227,226 shares of our Class A common stock. The principal business address of BAMCO Inc. is 767 Fifth Ave., 49th Fl., New York, NY 10153.
(15)Based solely on information contained in a Schedule 13G filed with the SEC on February 12, 2021 by Morgan Stanley and Morgan Stanley Investment Management Inc. (“Morgan Stanley Investment”) in which Morgan Stanley and Morgan Stanley Investment each reported that is has sole voting and dispositive power over 4,532,857 shares of our Class A common stock. The principal business address of Morgan Stanley is 1585 Broadway, New York, NY 10036 and the principal business address of Morgan Stanley Investment is 522 5th Ave., 6th Fl, New York, NY 10036.
(16) Based solely on information contained in a Schedule 13G filed with the SEC on February 12, 2021 by Allianz Global Investors U.S. Holdings LLC (“AGI US Holdings”) and Allianz Global Investors GmbH (“AGI GmbH”) in which they reported that Allianz Global Investors U.S. LLC (“AGI US”), a wholly-owned subsidiary of AGI US Holdings, has sole voting power over 2,495,015 shares of our Class A common stock, shared voting power over 71,495 shares of our Class A common stock and sole dispositive power over 2,566,960 shares of our Class A common stock and AGI GmbH has sole voting and dispositive power over 4,451,240 shares of our Class A common stock. The principal business address of AGI US Holdings is 1633 Broadway, New York, NY 10019. The principal business address of AGI GmbH is Bockenheimer Landstrasse 42-44, Frankfurt, 2M 60323 Germany.
(17)Based solely on information contained in a Schedule 13G filed with the SEC on February 16, 2021 by Capital World Investors (“CWI”) in which CWI reported that it has sole voting and dispositive power over 5,982,269 shares of our Class A common stock. According to the schedule, CWI is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl and Capital International K.K. (together with CRMC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital World Investors." The principal business address of CWI is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.
(18)Based solely on information contained in a Schedule 13G filed with the SEC on February 16, 2021 by Capital Research Global Investors (“CGRI”) in which CGRI reported that it has sole voting and dispositive power over 4,255,490 shares of our Class A common stock. According to the schedule, CGRI is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl and Capital International K.K. (together with CRMC, the "investment management entities"). CRGI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital Research Global Investors." The principal business address of CGRI is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.
(19)Amounts beneficially owned reflect the vested Class P Units held directly by Henry Schuck (including 80,370 Class P Units that vest within 60 days) exchangeable for 1,357,519 shares of Class A common stock (based on the closing price of our Class A common stock of $45.99 per share reported on Nasdaq on March 5, 2021); 8,647,692 OpCo Units (and associated shares of Class B common stock) held directly by HSKB Funds, LLC; 58,153,878 OpCo Units (and associated shares of Class B common stock) held directly by DO Holdings (WA), LLC (as described above); and 1,961,549 HoldCo Units (and associated shares of Class B common stock) held by HSKB Funds II, LLC. HSKB Funds, LLC and HSKB Funds II, LLC are managed by HLS Management, LLC. Henry Schuck is the sole member of HLS Management, LLC. The principal business address of Mr. Schuck is c/o 805 Broadway Street, Suite 900 Vancouver, Washington 98660.
(20)Amounts beneficially owned reflect Class P Units held directly by Chris Hays (including 50,964 Class P Units that vest within 60 days) exchangeable for 590,138 shares of Class A common stock (based on the closing price of our Class A common stock of $45.99 per share reported on Nasdaq on March 5, 2021); 10,629 LLC units of HSKB Funds, LLC that vest within 60 days and upon vesting will be exchanged for shares of Class A common stock; and 84,220 OpCo Units (and associated shares of Class B common stock) held directly by Mr. Hays.
(21)Amount shown includes 9,524 unvested restricted stock units that vest within 60 days.
(22)Amounts beneficially owned reflect: (i) 502,168 shares of Class A common stock, 2,706,655 shares of Class C common stock, 15,002,555 OpCo Units (and associated shares of Class B common stock), and 76,812 HoldCo Units (and associated shares of Class B common stock) beneficially owned by 22C Capital, as disclosed in footnote (7) above; (ii) 1,258,117 OpCo Units (and associated shares of Class B common stock) directly held by Mr. Winn in his individual capacity; and (iii) 4,734,774 OpCo Units (and associated shares of Class B common stock) held directly by FiveW DiscoverOrg LLC, over which Mr. Winn exercises voting and investment power. The principal business address of Mr. Winn is 445 Park Avenue, 13th Floor, New York, New York 10022.
(23)On June 3, 2020, 22C Capital granted an irrevocable proxy in favor of Carlyle, TA Associates, DO Holdings (WA), LLC, HSKB Funds, LLC, and HSKB Funds II, LLC (each a “Proxyholder”) pursuant to which the shares held of record by 22C Capital will be voted in favor of the election or removal, as applicable, of any member of our board of directors who is properly designated for election to or removal from our board of directors by any Proxyholder pursuant to and in accordance with the stockholders agreement. By virtue of the irrevocable proxy, the Proxyholders may be deemed to have shared voting power over the shares held of record by 22C Capital.
(24)Amounts beneficially owned reflect Class P Units held directly by Nir Keren exchangeable for 924,377 shares of Class A common stock (based on the closing price of our Class A common stock of $45.99 per share reported on Nasdaq on March 5, 2021).

DELINQUENT SECTION 16(a) REPORTS
Section 16(a) of the Exchange Act requires executive officers and directors, a company’s chief accounting officer and persons who beneficially own more than 10% of a company’s common stock, to file initial reports of ownership and reports of changes in ownership with the SEC and the Nasdaq.
Based solely on our review of copies of such reports and written representations from our executive officers, directors, Carlyle, TA Associates, 22C Capital and our Founders, we believe that our executive officers, directors, Carlyle, TA Associates, 22C Capital and our Founders complied with all Section 16(a) filing requirements during 2020, except that Kirk Brown, one of our Founders, filed his Form 3 in connection with our IPO a day after the date such Form 3 was required to be filed.

TRANSACTIONS WITH RELATED PERSONS
Our Board of Directors has adopted a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that information about any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any “related person” (as defined in Item 404(a) of Regulation S-K) had or will have a direct or indirect material interest) proposed to be entered into by the Company must be reported to the Company’s General Counsel. The General Counsel will then promptly communicate that information to our Board of Directors or a duly authorized committee of our Board of Directors. Each related person transaction shall either be approved in advance, or ratified after consummation of the transaction, by our Board of Directors or a committee of our Board of Directors composed solely of independent directors who are disinterested. Our Board of Directors has designated the Audit Committee to serve as such committee. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.
Our policy also contains a standing approval for transactions with and payments to or from TA Associates, Carlyle and investment funds associated with 22C Capital LLC (“22C Capital”) and/or their respective affiliates (including portfolio companies) (each, a “Sponsor” and, collectively, the “Sponsors”) pursuant to agreements that were in effect at the time of the IPO and certain transactions with or related to the Sponsors, including, without limitation: (1) transactions involving the Company’s securities in which any Sponsor serves as an underwrite, placement agent, initial purchaser, financial advisor or in a similar capacity, and the fees and commissions received by the Sponsor for such services are no greater (on a per security basis) than those received by other underwriters, placement agents, initial purchasers, financial advisors or persons performing in a similar capacity in the transaction or that would be received by an unaffiliated third party; and (2) the purchase or sale of products or services involving any Sponsor, provided that (a) the appropriate officers of the Company reasonably believe the transaction is an arm’s length transaction, (b) the subject products or services are of a type generally made available to other customers of the Sponsor and (c) the aggregate amount involved in such purchase or sale is expected to be less than $5 million over five years.
As used herein, unless otherwise noted or the context requires otherwise:
•“HoldCo Units” refers to the class of units of ZoomInfo HoldCo.
•“OpCo Units” refers to the class of units of ZoomInfo OpCo and does not include Class P Units.
•“Pre-IPO HoldCo Unitholders” refers to the pre-IPO owners that held HoldCo Units immediately prior to the consummation of the IPO.
•“pre-IPO owners” refers, collectively, to the Sponsors, the Founders, and the management and other equity holders who were the owners of ZoomInfo OpCo immediately prior to the Reorganization Transactions (as defined below).
•“Pre-IPO OpCo Unitholders” refers to the pre-IPO owners that held OpCo Units immediately prior to the consummation of the IPO.
Stockholders Agreement
In connection with the IPO, we entered into a stockholders agreement with certain affiliates of TA Associates, Carlyle, and our Founders (the “parties to our stockholders agreement”) granting them certain board designation rights so long as they maintain a certain percentage of ownership of our outstanding common stock.
This stockholders agreement requires us to, among other things, nominate a number of individuals for election as our directors at any meeting of our stockholders, designated by TA Associates (each such individual a “TA Designee”), Carlyle (each such individual a “Carlyle Designee”), and the Founders (each such individual a “Founder Designee,” and together with the TA Designee and the Carlyle Designee, the “Stockholder Designees”), such that, upon the election of such individual and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of: (A) TA Designees serving as directors of our company will be equal to (i) two (2) directors, if TA Associates continues to beneficially own at least 15% of the combined voting power of all classes of voting shares, voting together as a single class, as of the record date for the stockholders’ meeting or (ii) one (1) director, if TA Associates continues to own less than 15% but more than 5% of the combined voting power of all classes of voting shares, voting together as a single class, as of the record date for the stockholders’ meeting; (B) Carlyle Designees serving as directors of our company will be equal to (i) two (2) directors, if Carlyle continues to beneficially own at least 15% of the combined voting power of all classes of voting shares, voting together as a single class, as of the record date for the stockholders’ meeting or (ii) one (1) director, if Carlyle continues to own less than 15% but more than 5% of the combined voting power of all classes of voting shares, voting together as a single class, as of the record date for the stockholders’ meeting; and (C) Founder Designees serving as directors of our company will be equal to one (1) director for so long as the Founders collectively beneficially own at least 5% of the combined voting power of all classes of voting shares, voting together as a single class, as of the record date for the stockholders’ meeting. The authorized number of directors will not increase above nine (or seven or eight in the event one or both of TA Associates and Carlyle loses its right to designate one director) without the consent of TA Associates or Carlyle so long as TA Associates or Carlyle, as applicable, has the right to designate at least one director pursuant to the stockholders agreement. If the number of individuals that TA Associates or Carlyle has the right to designate is decreased because of the decrease in its combined voting power, then the corresponding number of such TA Designee or Carlyle Designee will immediately tender his or her resignation for consideration by the board and the total number of directors shall be accordingly decreased; provided that the last remaining TA Designee or Carlyle Designee will resign from the board at the end of his or her then current term. For so long as the stockholders agreement remains in effect and subject to the amended and restated certificate of incorporation, each of the Stockholder Designees may be removed and vacancies filled (subject to the nominating and corporate governance committee determining such designated persons are qualified) only with the consent of the respective Stockholder Designee that designated such individual. Each of TA Associates and Carlyle has the right to designate certain members of the committees of our board of directors so long as it has the right to designate at least one director pursuant to the stockholders agreement, subject to applicable law and any applicable independent requirements of the Nasdaq.
Registration Rights Agreement
In connection with the IPO, we entered into a registration rights agreement with certain affiliates of TA Associates, Carlyle, 22C Capital, and the Founders pursuant to which we granted them and their affiliates the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock. Pursuant to the registration rights agreement, affiliates of TA Associates, Carlyle, and 22C Capital that are party to the registration rights agreement are entitled to certain demand registration rights, which require us to register shares of our Class A common stock under the Securities Act held by participating holders and, if requested, to maintain a shelf registration statement effective with respect to such shares. In addition, if we propose to register the offer and sale of our Class A common stock under the Securities Act following the consummation of the IPO, in connection with the public offering of such Class A common stock, the parties to the registration rights agreement are entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. At any time that a registration statement on Form S-3 is effective, subject to certain limitations, affiliates of TA Associates, Carlyle, and 22C Capital party to the registration rights agreement may make a written request that we register the offer and sale of their shares on such registration statement on Form S-3. Certain affiliates of 22C Capital also has participation rights to participate in any sale by affiliates of Carlyle under certain circumstances. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify certain parties against certain liabilities which may arise under the Securities Act.
Tax Receivable Agreements
ZoomInfo Technologies Inc. entered into two tax receivable agreements. ZoomInfo Technologies Inc. entered into (i) the Exchange Tax Receivable Agreement with the certain of our Pre-IPO OpCo Unitholders and (ii) the Reorganization Tax Receivable Agreement with the pre-IPO owners that held their interest in us through certain of our Pre-IPO OpCo Unitholders that are taxable as corporations for U.S. federal income tax purposes (the “Blocker Companies”) immediately prior to the consummation of the IPO (such pre-IPO owners, the “Pre-IPO Blocker Holders”). These tax receivable agreements provide for the payment by ZoomInfo Technologies Inc. or any member of its affiliated, consolidated, combined, or unitary tax group (collectively, the “ZoomInfo Tax Group”) to certain pre-IPO owners and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of certain tax attributes and benefits covered by the tax receivable agreements. The Exchange Tax Receivable Agreement provides for the payment by members of the ZoomInfo Tax Group to certain Pre-IPO OpCo Unitholders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of (i) the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and (ii) increases in the ZoomInfo Tax Group’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of the ZoomInfo Tax Group as a result of sales or exchanges of OpCo Units for shares of Class A common stock after the IPO, and certain other tax benefits, including tax benefits attributable to payments under the Exchange Tax Receivable Agreement. The Reorganization Tax Receivable Agreement provides for the payment by ZoomInfo Technologies Inc. to Pre-IPO Blocker Holders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of the ZoomInfo Tax Group’s utilization of certain tax attributes of the Blocker Companies (including the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in certain reorganization transactions effected in connection with the IPO (the “Reorganization Transactions”), and certain other tax benefits, including tax benefits attributable to payments under the Reorganization Tax Receivable Agreement. In each case, these increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) the ZoomInfo Tax Group’s depreciation and amortization deductions and, therefore, may reduce the amount of tax that the ZoomInfo Tax Group would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. The ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and the increase in the ZoomInfo Tax Group’s allocable share of existing tax basis and the anticipated tax basis adjustments upon exchanges of OpCo Units for shares of Class A common stock may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Actual tax benefits realized by the ZoomInfo Tax Group may differ from tax benefits calculated under the tax receivable agreements as a result of the use of certain assumptions in the tax receivable agreements, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. The payment obligations under the tax receivable agreements are an obligation of members of the ZoomInfo Tax Group, but not of ZoomInfo OpCo. The ZoomInfo Tax Group expects to benefit from the remaining 15% of realized cash tax benefits. For purposes of the tax receivable agreements, the realized cash tax benefits are computed by comparing the actual income tax liability of the ZoomInfo Tax Group to the amount of such taxes that the ZoomInfo Tax Group would have been required to pay had there been no existing tax basis, no anticipated tax basis adjustments of the assets of the ZoomInfo Tax Group as a result of exchanges and no utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and had ZoomInfo Technologies Inc. not entered into the tax receivable agreements. The actual and hypothetical tax liabilities determined in the tax receivable agreements are calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period (along with the use of certain other assumptions). The term of each tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless (i) ZoomInfo Technologies Inc. exercises its right to terminate one or both tax receivable agreements for an amount based on the agreed payments remaining to be made under the agreement (as described in more detail below), (ii) ZoomInfo Technologies Inc. breaches any of its material obligations under one or both tax receivable agreements in which case all obligations (including any additional interest due relating to any deferred payments) generally will be accelerated and due as if ZoomInfo Technologies Inc. had exercised its right to terminate the tax receivable agreements, or (iii) there is a change of control of ZoomInfo Technologies Inc., in which case the pre-IPO owners may elect to receive an amount based on the agreed payments remaining to be made under the agreement determined as described above in clause (i). Estimating the amount of payments that may be made under the tax receivable agreements is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The increase in the ZoomInfo Tax Group’s allocable share of existing tax basis and the anticipated tax basis adjustments upon the exchange of OpCo Units for shares of Class A common stock, as well as the amount and timing of any payments under the tax receivable agreements, will vary depending upon a number of factors, including:
•the timing of exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of ZoomInfo OpCo at the time of each exchange. In addition, the increase in the ZoomInfo Tax Group’s allocable share of existing tax basis acquired upon the future exchange of OpCo Units for shares of Class A common stock will vary depending on the amount of remaining existing tax basis at the time of such exchange;
•the price of shares of our Class A common stock at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of ZoomInfo OpCo, is directly proportional to the price of shares of our Class A common stock at the time of the exchange;
•the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available;
•the amount of tax attributes—the amount of applicable tax attributes of the Blocker Companies at the time of the merger or contribution transaction will impact the amount and timing of payments under the tax receivable agreements; and
•the amount and timing of our income—ZoomInfo Technologies Inc. is obligated to pay 85% of the cash tax benefits under the tax receivable agreements as and when realized. If the ZoomInfo Tax Group does not have taxable income, ZoomInfo Technologies Inc. is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreements for a taxable year in which it does not have taxable income because no cash tax benefits will have been realized. However, any tax attributes that do not result in realized benefits in a given tax year may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in cash tax benefits that will result in payments under the tax receivable agreements.
The timing and amount of any related payments under the tax receivable agreements is uncertain since both will be dependent on the amount and timing of the ZoomInfo Tax Group’s income and other tax attributes. We expect that as a result of the size of the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO (including such existing tax basis acquired from the Blocker Companies pursuant to certain transactions involving the mergers of the Blocker Companies with and into ZoomInfo Technologies Inc. (such transactions, the “Blocker Mergers”)), the increase in the ZoomInfo Tax Group’s allocable share of existing tax basis and the anticipated tax basis adjustment of the tangible and intangible assets of the ZoomInfo Tax Group upon the exchange of OpCo Units for shares of Class A common stock and our possible utilization of certain tax attributes, the payments that we may make under the tax receivable agreements will be substantial. We estimate the amount of existing tax basis with respect to which our pre-IPO owners will be entitled to receive payments under the tax receivable agreements (assuming all Pre-IPO OpCo Unitholders exchange their outstanding OpCo Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock on December 31, 2020) is approximately $295.2 million (assuming a price of $48.23 per share of Class A common stock, which is the last reported sale price of our Class A common stock on the Nasdaq on December 31, 2020). There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreements exceed the actual cash tax benefits that the ZoomInfo Tax Group realizes in respect of the tax attributes subject to the tax receivable agreements and/or distributions to the ZoomInfo Tax Group by ZoomInfo OpCo are not sufficient to permit ZoomInfo Technologies Inc. to make payments under the tax receivable agreements after it has paid taxes. Certain late payments under the tax receivable agreements generally will accrue interest at an uncapped rate equal to a per annum rate of LIBOR (or its successor rate) plus 500 basis points. The payments under the tax receivable agreements are not conditioned upon continued ownership of us by the exchanging holders of OpCo Units.
In addition, the tax receivable agreements provide that upon certain changes of control, ZoomInfo Technologies Inc.’s (or its successor’s) obligations with respect to exchanged or acquired OpCo Units (whether exchanged or acquired before or after such transaction or all relevant tax attributes allocable to the ZoomInfo Tax Group at the time of a change of control), would be accelerated and the amounts payable would be based on certain assumptions, including whether the ZoomInfo Tax Group would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreements. With respect to previously exchanged or acquired OpCo Units or all relevant tax attributes allocable to the ZoomInfo Tax Group at the time of a change of control, we would be required to make a payment equal to the present value (at a discount rate equal to a per annum rate of the lesser of (i) 6.5% and (ii) LIBOR, or its successor rate, plus 100 basis points) of the anticipated future tax benefits determined using assumptions (ii) through (v) of the following paragraph.
Furthermore, ZoomInfo Technologies Inc. may elect to terminate the tax receivable agreements early by making an immediate payment equal to the present value of the anticipated future cash tax benefits with respect to all OpCo Units. In determining such anticipated future cash tax benefits, the tax receivable agreements include several assumptions, including that (i) any OpCo Units that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination, (ii) the ZoomInfo Tax Group will have sufficient taxable income in each future taxable year to fully realize all potential tax benefits, (iii) the ZoomInfo Tax Group will have sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreements on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change in control, (iv) the tax rates for future years will be those specified in the law as in effect at the time of termination, and (v) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax benefits are discounted at a per annum rate equal to the lesser of (i) 6.5% and (ii) LIBOR, or its successor rate, plus 100 basis points. Assuming that the market value of a share of Class A common stock were to be equal to $48.23 per share, which is the last reported sale price of our Class A common stock on the Nasdaq on December 31, 2020, and that LIBOR were to be 0.34% and based upon certain other assumptions described herein, we estimate that if ZoomInfo Technologies Inc. were to exercise its termination right on December 31, 2020 the aggregate amount of these termination payments would be approximately $2,323.9 million.
As a result of the change of control provisions and the early termination right, ZoomInfo Technologies Inc. could be required to make payments under the tax receivable agreements that are greater than or less than the specified percentage of the actual cash tax benefits that the ZoomInfo Tax Group realizes in respect of the tax attributes subject to the tax receivable agreements (although any such overpayment would be taken into account in calculating future payments, if any, under the tax receivable agreements) or that are prior to the actual realization, if any, of such future tax benefits. Also, the obligations of ZoomInfo Technologies Inc. would be automatically accelerated and be immediately due and payable in the event that ZoomInfo Technologies Inc. breaches any of its material obligations under the agreement and in certain events of bankruptcy or liquidation. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our liquidity.
Decisions made by our pre-IPO owners in the course of running our business may influence the timing and amount of payments that are received by a pre-IPO owner exchanging OpCo Units under the tax receivable agreements. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the tax receivable agreements and increase the present value of such payments, and the disposition of assets before an exchange will increase a pre-IPO owner’s tax liability without giving rise to any rights of a pre-IPO owner to receive payments under the tax receivable agreements.
Payments under the tax receivable agreements will be based on the tax reporting positions that we will determine. ZoomInfo Technologies Inc. will not be reimbursed for any payments previously made under the tax receivable agreements if the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and increased upon the exchange of OpCo Units for shares of Class A common stock, the anticipated tax basis adjustments or our utilization of tax attributes are successfully challenged by the IRS, although such amounts may reduce our future obligations, if any, under the tax receivable agreements. As a result, in certain circumstances, payments could be made under the tax receivable agreements in excess of the ZoomInfo Tax Group’s cash tax benefits.

ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement
As a result of the Reorganization Transactions and certain transactions effected in connection with the IPO (the “IPO Transactions”), ZoomInfo Technologies Inc. holds HoldCo Units in ZoomInfo HoldCo and has control over ZoomInfo HoldCo, and ZoomInfo HoldCo holds OpCo Units in ZoomInfo OpCo and is the sole managing member of ZoomInfo OpCo. Accordingly, ZoomInfo Technologies Inc. operates and controls all of the business and affairs of ZoomInfo OpCo through ZoomInfo HoldCo and, through ZoomInfo OpCo and its operating entity subsidiaries, conducts our business.
Pursuant to the amended and restated limited liability company agreement of ZoomInfo OpCo, ZoomInfo HoldCo has the right to determine when distributions will be made to holders of OpCo Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of OpCo Units pro rata in accordance with the percentages of their respective limited liability company interests.
No distributions will be made in respect of unvested OpCo Units and instead such amounts will be distributed to holders of vested OpCo Units pro rata in accordance with their vested interests.
The holders of OpCo Units, including ZoomInfo HoldCo, may be subject to U.S. federal, state and local income taxes on their proportionate share of any taxable income of ZoomInfo OpCo. Net profits and net losses of ZoomInfo OpCo will generally be allocated to its holders, including ZoomInfo HoldCo, pro rata in accordance with the percentages of their respective limited liability company interests, except as otherwise required by law. The amended and restated limited liability company agreement of ZoomInfo OpCo provides for cash distributions, which we refer to as “tax distributions,” to the holders of the OpCo Units and Class P Units (whether vested or unvested) if ZoomInfo HoldCo, as the sole managing member of ZoomInfo OpCo, determines that a holder, by reason of holding OpCo Units or Class P Unit, as applicable, incurs an income tax liability. Generally, these tax distributions will be computed based on our estimate of the net taxable income of ZoomInfo OpCo allocated to the holder of OpCo Units that receives the greatest proportionate allocation of income multiplied by an assumed tax rate. Tax distributions with respect to Class P Units will be determined based on the assumed tax liability of such Class P Unitholder with respect to such Class P Units rather than on a pro rata basis.
Pursuant to the amended and restated limited liability company agreement of ZoomInfo OpCo, the Pre-IPO OpCo Unitholders (and certain permitted transferees thereof) may (subject to the terms of such limited liability company agreement) exchange their OpCo Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock of ZoomInfo Technologies Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. Subject to certain restrictions, the holders of Class P Units have the right to exchange their vested Class P Units into a number of shares of Class A common stock that will generally be equal to (a) the product of (X) the number of vested Class P Units to be exchanged with a given per unit participation threshold (i.e., the strike price) and (Y) then-current difference between the per share value of an OpCo Unit at the time of the exchange (based on the public trading price of Class A common stock) and the per unit participation threshold (i.e., the strike price) of such Class P Units divided by (b) the per unit value of an OpCo Unit at the time of the exchange (based on the public trading price of Class A common stock). ZoomInfo HoldCo may impose restrictions on exchanges that it determines in good faith to be necessary so that ZoomInfo OpCo is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. The amended and restated limited liability company agreement of ZoomInfo OpCo also provides that a holder of OpCo Units will not have the right to exchange OpCo Units if ZoomInfo HoldCo reasonably determines that such exchange would be prohibited by law or regulation or would any agreements with ZoomInfo Technologies Inc. or its subsidiaries by which the holder of OpCo Units is bound, or ZoomInfo Technologies Inc.’s insider trading policies. Upon such exchange, ZoomInfo Technologies Inc. will contribute the OpCo Units it receives to ZoomInfo HoldCo in exchange for a corresponding number of newly issued HoldCo Units. As a holder exchanges OpCo Units for shares of Class A common stock, the number of HoldCo Units held by ZoomInfo Technologies Inc. in exchange for the exchanged OpCo Units is correspondingly increased as it acquires the exchanged OpCo Units.
The amended and restated limited liability company agreement of ZoomInfo OpCo also provides for the ability to issue LTIP Units, which are a class of partnership units that are intended to qualify as “profits interests” in

ZoomInfo OpCo for federal income tax purposes that, subject to certain conditions, including vesting, are convertible by the holder into OpCo Units. LTIP Units initially will not have full parity, on a per unit basis, with OpCo Units with respect to ordinary and liquidating distributions. Upon the occurrence of specified events, LTIP Units can over time achieve full parity with OpCo Units, at which time vested LTIP Units may be converted into OpCo Units on a one-for-one basis. OpCo Units, in turn, may be exchanged into shares of Class A common stock of ZoomInfo Technologies Inc. on a one-for-one basis, subject to the terms and conditions described above.
ZoomInfo HoldCo Amended and Restated Limited Liability Company Agreement
As a result of the Reorganization Transactions and the IPO Transactions, ZoomInfo Technologies Inc. holds HoldCo Units in ZoomInfo HoldCo and has control over ZoomInfo HoldCo. ZoomInfo HoldCo has elected to be treated as a corporation for U.S. federal income tax purposes effective upon its date of formation. ZoomInfo HoldCo intends to make payments to us such that we are able to cover all applicable taxes payable by us, any payments we are obligated to make under the tax receivable agreements.
In connection with the Reorganization Transaction, we amended and restated the limited liability company agreement of ZoomInfo HoldCo under which the Pre-IPO HoldCo Unitholders (or certain of their permitted transferees) have the right (subject to the terms of such limited liability company agreement) to exchange their HoldCo Units (together with a corresponding number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. ZoomInfo Technologies Inc. may impose restrictions on exchange that it determines in good faith to be necessary so that ZoomInfo OpCo is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. The amended and restated limited liability company agreement of ZoomInfo HoldCo also provides that a holder of HoldCo Units will not have the right to exchange HoldCo Units if ZoomInfo Technologies Inc. determines that such exchange would be prohibited by law or regulation or would violate any agreements with ZoomInfo Technologies Inc. or its subsidiaries by which the holder of HoldCo Units is bound, or ZoomInfo Technologies Inc.’s insider trading policies. As a holder exchanges HoldCo Units for shares of Class A common stock, the number of HoldCo Units held by ZoomInfo Technologies Inc. is correspondingly increased as it acquires the exchanged HoldCo Units.
Purchase of OpCo Units and Payment of Blocker Merger Consideration
We used approximately $42.2 million of the net proceeds we received from the IPO, in addition to purchasing newly issued HoldCo Units from ZoomInfo HoldCo, to purchase OpCo Units from certain of our Sponsors, and to fund $5.5 million of merger consideration (an aggregate cash amount equal to 275,269 shares of Class C common stock multiplied by the public offering price per share of Class A common stock in the IPO, less the underwriting discount) payable to certain of our Sponsors in connection with the Blocker Mergers, at a price per OpCo Unit or share of Class C common stock, respectively, equal to the initial public offering price per share of Class A common stock in the IPO, less the underwriting discount. Upon each purchase of OpCo Units, the corresponding shares of Class B common stock were canceled. The table below sets forth the number of OpCo Units purchased from certain of our Sponsors, and the shares of Class C common stock underlying the merger consideration payable to the Sponsors.

	# of OpCo Units Purchased	# of Shares of Class C Common Stock Purchased	Aggregate Purchase Price (in millions)
Sponsors	1,841,818	275,269	$42.2
Other Related Person Transactions
Michelle Brewer, our Vice President, Human Resources, is the sister-in-law of Henry Schuck, our Chief Executive Officer. Total compensation paid by the Company to Michelle Brewer, including salary, bonus, and equity compensation, for the year ended December 31, 2020 was approximately $0.2 million.

Hila Nir, our Chief Marketing Officer, is the sister-in-law of Nir Keren, our Chief Technology Officer. Total compensation paid by the Company to Hila Nir, including salary and equity compensation, for the year ended December 31, 2020 was approximately $0.7 million.
During 2020, the Company paid approximately $0.2 million in aggregate fees for outsourced demand generation services to Be Relevant Group LLC, a firm in which Stephen Hays, the brother of Chris Hays, our Chief Operating Officer, owns a majority interest.
Commercial Transactions with Our Sponsors and Sponsor Portfolio Companies
We provide limited complimentary access to our platform to 22C Capital, Carlyle and TA Associates. We estimate the value of such access provided to each of 22C Capital, Carlyle and TA Associates in 2020 to be approximately $7,500, $7,500 and $5,000, respectively. In addition, we provide our services to TA Associates and the Carlyle Group in the ordinary course of our business. We recorded revenues from TA Associates and The Carlyle Group in 2020 of approximately $137,000 and $25,000, respectively.
Our Sponsors and their affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements has been or is expected to be material to us.
Indemnification of Directors and Officers
Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.
There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

STOCKHOLDER PROPOSALS FOR THE 2022 ANNUAL MEETING
If any stockholder wishes to propose a matter for consideration at our 2022 Annual Meeting of Stockholders (the “2022 Annual Meeting”), the proposal should be mailed by certified mail return receipt requested, to our Secretary, ZoomInfo Technologies Inc., 805 Broadway Street, Suite 900, Vancouver, Washington 98660. To be eligible under the SEC’s stockholder proposal rule (Rule 14a-8(e) of the Exchange Act) for inclusion in our proxy statement for the 2022 Annual Meeting, a proposal must be received by our Secretary on or before November 16, 2021. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.
In addition, our Bylaws permit stockholders to nominate candidates for director and present other business for consideration at our annual meeting of stockholders. To make a director nomination or present other business for consideration at the 2022 Annual Meeting, you must submit a timely notice in accordance with the procedures described in our Bylaws. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of our Company not less than 90 days nor more than 120 days prior to the date of the first anniversary of the preceding year’s annual meeting. Therefore, to be presented at our 2022 Annual Meeting, such a proposal must be received on or after December 28, 2021, but not later than January 27, 2022. In the event that the date of the 2022 Annual Meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of this year’s Annual Meeting of Stockholders, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the 2022 Annual Meeting and not later than the close of business on the later of the 90th day prior to the 2022 Annual Meeting or the tenth day following the day on which public announcement of the date of the 2022 Annual Meeting is first made. If the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 calendar days prior to the first anniversary of this year’s Annual Meeting, notice by a stockholder will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is if it is delivered not later than the close of business on the tenth calendar day following the day on which such public announcement is first made. Any such proposal will be considered timely only if it is otherwise in compliance with the requirements set forth in our Bylaws.

OTHER BUSINESS
The Board does not know of any other matters to be brought before the meeting. If other matters are presented, the proxy holders have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors,

Anthony Stark
Secretary
We make available, free of charge on our website, all of our filings that are made electronically with the SEC, including Forms 10-K, 10-Q and 8-K. To access these filings, go to our website (ir.zoominfo.com) and click on “SEC Filings” under the “Financials” heading. Copies of our Annual Report on Form 10-K for the year ended December 31, 2020, including financial statements and schedules thereto, filed with the SEC, are also available without charge to stockholders upon written request addressed to:
Secretary
ZoomInfo Technologies Inc.
805 Broadway Street, Suite 900
Vancouver, Washington 98660

zoominfo

ZOOMINFO TECHNOLOGIES INC.
805 BROADWAY ST
SUITE 900
VANCOUVER, WA 98660

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 04/26/2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to www.virtualshareholdermeeting.com/ZI2021
You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 04/26/2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following:	☐	☐	☐	______________________

Nominees

01) Mitesh Dhruv 02) Keith Enright 03) Henry Schuck

The Board of Directors recommends you vote FOR the following proposal:	For	Against	Abstain
2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2021.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

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Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice & Proxy Statement and 10K Wrap are available at www.proxyvote.com

ZOOMINFO TECHNOLOGIES INC.
Annual Meeting of Stockholders
April 27, 2021 10:00 AM PDT
This proxy is solicited by the Board of Directors

The undersigned hereby appoint(s) Henry Schuck, Cameron Hyzer and Anthony Stark, or any of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this proxy, all of the shares of Common Stock of ZOOMINFO TECHNOLOGIES INC. held of record by the undersigned at the close of business on March 5, 2021 that the undersigned would be entitled to vote if personally present, on all matters properly coming before the Annual Meeting of Stockholders to be held at 10:00 AM, PDT on April 27, 2021, virtually at www.virtualshareholdermeeting.com/ZI2021, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made but this proxy is signed, this proxy will be voted FOR the election of each of the director nominees on the reverse side and FOR Proposal 2. It will be voted in the discretion of the proxies upon such other matters as may properly come before the Annual Meeting.

Continued and to be signed on reverse side

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